Exhibit 4.3

STOCK PURCHASE AGREEMENT

by and between

BROWN-FORMAN CORPORATION

and

VIÑA CONCHA Y TORO S.A.

Dated as of March 1, 2011

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EXHIBIT A:	Form of Transition Services Agreement

EXHIBIT B:	LBD License Agreement

EXHIBIT C:	Assets Relating to Little Black Dress Intellectual Property

ANNEX A:	Sample Calculation of Net Working Capital

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STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT is made and entered into as of this 1st day of March, 2011, between Brown-Forman Corporation, a Delaware corporation (the “Seller”), and Viña Concha y Toro S.A., an open/public stock corporation organized under the laws of Chile (“Purchaser”). Capitalized terms used herein and not otherwise defined herein shall have the meanings given to such terms in Article I hereof.

RECITALS

WHEREAS, the Seller owns all of the outstanding shares of capital stock of Fetzer Vineyards, a California corporation (the “Company”); and

WHEREAS, the Seller desires to sell, and Purchaser desires to purchase, all of the issued and outstanding shares of capital stock (the “Shares”) of the Company on the terms and subject to the conditions set forth herein;

NOW, THEREFORE, in consideration of the mutual covenants and provisions set forth in this Agreement and intending to be legally bound, the Seller and Purchaser agree as follows:

ARTICLE I

Definitions

1.1	Definitions. As used in this Agreement, the following terms shall have the following meanings:

“Acquired Entity” has the meaning set forth in Section 5.13(c) hereof.

“Acquirer” has the meaning set forth in Section 5.13(c) hereof.

“Actually Realized” shall mean, for purposes of determining the timing of any Taxes (or related Tax cost or benefit) relating to any payment, transaction, occurrence or event, the time at which the amount of Taxes (including estimated Taxes) payable by any person is increased above or reduced below, as the case may be, the amount of Taxes that such person would be required to pay but for the payment, transaction, occurrence or event.

“Affiliate” means, with respect to any specified Person, any other Person which, directly or indirectly, controls, is under common control with, or is controlled by, such specified Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person whether through ownership of securities or other ownership interests, by contract or otherwise. For this purpose, the Company shall be an Affiliate of the Seller up to the Closing and, subsequently, the Company shall be an Affiliate of Purchaser on and after the Closing to the extent that the Company remains a separate entity. In addition to the foregoing, if the specified Person is an individual, the term “Affiliate” also includes (a) the individual’s spouse, (b) the members of the immediate family (including parents, siblings and children) of the individual or of the individual’s spouse and (c) any corporation, limited liability company, general or limited partnership, trust, association or other business or investment entity that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with any of the foregoing individuals.

“Agreement” means this Agreement and the Disclosure Schedules hereto, as this Agreement may be amended from time to time in accordance with Section 11.8 hereof.

“AGUB” has the meaning set forth in Section 9.1(c) hereof.

“Alcoholic Beverage Authorities” means the United States Alcohol and Tobacco Tax and Trade Bureau, as well as all applicable state, local, municipal, provincial, foreign and other Governmental Entities regulating the alcoholic beverage business.

“Allocation Schedule” has the meaning set forth in Section 9.1(c) hereof.

“Alternate Financing” has the meaning set forth in Section 5.11(c) hereof.

“Antitrust Laws” has the meaning set forth in Section 5.3(d) hereof.

“Arbiter” has the meaning set forth in Section 2.4(d) hereof.

“Assets” has the meaning set forth in Section 9.1(c) hereof.

“Base Amount” means Eighty-One Million Five Hundred Thousand Dollars ($81,500,000).

“Benefit Plans” has the meaning set forth in Section 3.20(a) hereof.

“Business Day” means a day other than Saturday, Sunday or any day on which the principal commercial banks located in the State of California are authorized or obligated to close under the laws of such state.

“California WARN Act” has the meaning set forth in Section 5.9 hereof.

“Cap” has the meaning set forth in Section 8.4(b) hereof.

“Cash Balance” shall mean the amount of cash and cash equivalents held by the Company or any other Person for the account of the Company, net of any Indebtedness, other than any wine bonds or Indebtedness related to capitalized leases.

“Cause” shall mean (a) dishonesty, breach of loyalty or breach of fiduciary duty, (b) theft, embezzlement, fraud or falsification of any document or record, (c) unauthorized use or abuse of alcohol or drugs on the job, (d) unexplained or excessive absences from work, (e) employment related misconduct such as sexual harassment, threats of harm or physical violence or unlawful discrimination, (f) conviction of, or a plea of nolo contendere to, a crime of moral turpitude, or (g) material and persistent failure to perform assigned duties or to perform such duties in a competent or professional manner.

“Chosen Courts” has the meaning set forth in Section 11.7(a) hereof.

“Claim Notice” has the meaning set forth in Section 8.5(a) hereof.

“Climate Registry Organization” means the Climate Registry, the Climate Action Reserve, the California Climate Action Registry or the Western Renewable Energy Generation Information System, any of their respective Representatives or any certified third party verifier acting on behalf of any of the foregoing organizations.

“Closing” means the consummation of the transactions contemplated herein.

“Closing Date” has the meaning set forth in Section 7.1 hereof.

“Closing Inventory” has the meaning set forth in Section 2.4(b) hereof.

“Closing Purchase Price” has the meaning set forth in Section 2.3 hereof.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and the regulations issued thereunder.

“Code” means the Internal Revenue Code of 1986, as amended, and any reference to a particular Code section shall be interpreted to include any revision of or successor to that section and the validly issued regulations thereunder.

“Company” has the meaning set forth in the Recitals.

“Company Assets” has the meaning set forth in Section 3.11(a) hereof.

“Company Employee” has the meaning set forth in Section 5.7(a) hereof.

“Company Intellectual Property” means all Intellectual Property that is owned by or exclusively licensed to the Company and shall be deemed to include the Transferred Seller Assets, acknowledging that such assets will be transferred to the Company between the date hereof and the Closing, and for purposes of the representations and warranties in Article III, the Transferred Seller Assets shall be deemed to have been transferred to the Seller immediately prior to the date hereof.

“Company Registered Intellectual Property” has the meaning set forth in Section 3.17(a) hereof.

“Company Rights” has the meaning set forth in Section 3.11(a) hereof.

“Company-Sponsored Benefit Plans” has the meaning set forth in Section 3.20(a) hereof.

“Competing Business” has the meaning set forth in Section 5.13(a) hereof.

“Confidentiality Agreement” has the meaning set forth in Section 5.5(b) hereof.

“Copyrights” means (a) any rights in original works of authorship fixed in any tangible medium of expression as set forth in 17 U.S.C. § 101 et seq.; (b) all registrations for and applications to register the foregoing anywhere in the world; and (c) all foreign counterparts and analogous rights anywhere in the world.

“Current Assets” has the meaning set forth in Annex A.

“Current Liabilities” has the meaning set forth in Annex A.

“Debt Commitment Letter” has the meaning set forth in Section 4.5(b) hereof.

“Debt Financing” has the meaning set forth in Section 4.5(b) hereof.

“Definitive Agreements” has the meaning set forth in Section 5.11(a) hereof.

“Disclosure Schedule” means the schedules provided by the Seller pursuant to Article III.

“Environmental Laws” means all applicable federal, state, local or foreign laws, rules and regulations in effect at the date of this Agreement relating to the environment, pollutants, contaminants, wastes, toxins (including emissions), hazardous substances or chemicals, or public health and safety (not including occupational health and safety).

“Equivalent Wage” has the meaning set forth in Section 5.7(b) hereof.

“ERISA” has the meaning set forth in Section 3.20(a) hereof.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Estimated Cash Balance” has the meaning set forth in Section 2.4(a) hereof.

“Estimated Closing Net Working Capital” has the meaning set forth in Section 2.4(a) hereof.

“Fee Letter” has the meaning set forth in Section 4.5(c) hereof.

“Final Cash Balance Statement” has the meaning set forth in Section 2.4(e) hereof.

“Final Purchase Price” has the meaning set forth in Section 2.4(f) hereof.

“Final Statement of Working Capital” has the meaning set forth in Section 2.4(e) hereof.

“Financial Statements” has the meaning set forth in Section 3.8(a) hereof.

“Fundamental Representations” means the representations and warranties of the Seller and Purchaser, as applicable, contained in Sections 3.1 (Organization and Qualification), 3.2 (Authority), 3.3 (Enforceability), 3.4 (Title), 3.5 (Capitalization), 4.1 (Organization and Qualification), 4.2 (Authority), 4.3 (Enforceability), 4.6 (Securities Matters), and 4.7 (Solvency).

“GAAP” means, as of any date, generally accepted accounting principles in the United States as in effect on such date.

“General Benefit Plans” means any (i) incentive, bonus, commission, deferred compensation, retention, change in control, severance or termination pay plan, agreement or arrangement, whether formal or informal; (ii) pension benefit plan, stock purchase, stock option or any other employee benefit plan, agreement or arrangement, whether formal or informal; (iii) fringe or welfare benefit plan, agreement or arrangement, whether formal or informal; or (iv) other “employee benefit plan” as such term is defined in Section 3(3) of ERISA.

“Good Reason” means resignation or termination of a Company Employee’s employment with Purchaser or any of its Affiliates as a result of or following: (a) a reduction in base salary, (b) a required relocation outside a fifty (50) mile radius from any such Company Employee’s designated place of employment determined immediately prior to Closing, (c) a material reduction in responsibilities relating to employment not substantiated by consistent poor performance related to such reduction, or (d) material degradation of physical working conditions.

“Governmental Entity” means any domestic, foreign or multi-national federal, state, provincial, regional, municipal or local governmental or administrative authority, including any court, tribunal, agency, bureau, committee, board, regulatory body, administration, commission or instrumentality constituted or appointed by any such authority.

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996, as amended, and the regulations issued thereunder.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“HSR Forms” has the meaning set forth in Section 5.3(c) hereof.

“Improvements” has the meaning set forth in Section 3.11(b) hereof.

“Income Tax” means any federal, state, local, or foreign income tax, franchise, doing business or other similar Tax that is imposed on or measured by income, including any interest, penalty, assessment or addition thereto.

“Income Tax Return” means any Tax Return relating to Income Taxes.

“Indebtedness” means (a) all indebtedness for borrowed money, extensions of credit or for the deferred purchase price of property or services (other than current trade liabilities incurred in the ordinary course of business and payable in accordance with customary practices), including any penalties, accrued interest and premiums, (b) any other indebtedness that is evidenced by a note, bond, debenture or similar instrument, including any penalties, accrued interest and premiums, (c) all guarantee obligations with respect to any of the foregoing, and (d) capital leases.

“Indemnified Person” means the Person or Persons entitled to, or claiming a right to, indemnification under Article VIII.

“Indemnifying Person” shall mean the Person or Persons claimed by the Indemnified Person to be obligated to provide indemnification under Article VIII.

“Indemnity Threshold” has the meaning set forth in Section 8.4(a) hereof.

“Initial Purchase Price” has the meaning set forth in Section 2.2 hereof.

“Intellectual Property” means Trademarks, Internet domain names, Patents, Copyrights, Trade Secrets, Licenses and any other proprietary rights relating to intangible property anywhere in the world, and all registrations and applications related to any of the foregoing and analogous rights thereto anywhere in the world.

“Inventory” means all inventories of the Company, including blended and unblended bulk wine and finished goods, unlabeled case goods, raw materials (including work in process), grapes, current vintage packaging supplies, bottles, labels, corks, seals, and retail sales merchandise and supplies and point of sale materials.

“IRS” means the United States Internal Revenue Service.

“Knowledge” of (a) the Company or the Seller means the actual knowledge of the persons listed on Section 1.1A of the Disclosure Schedule, and (b) Purchaser means the actual knowledge of the persons listed on Section 1.1B of the Disclosure Schedule.

“law” or “Law” means any law, statute, ordinance, regulation, rule, code, treaty, decree or requirement enacted or imposed by any Governmental Entity.

“LBD License Agreement” means the license agreement attached as Exhibit B hereto, together with all exhibits and schedules thereto, as it may be amended, modified or supplemented from time to time in accordance with its terms.

“Leased Real Property” means each and every interest in real property pursuant to the Real Estate Leases, as set forth on Part I of Section 3.11(b) of the Disclosure Schedule, and all other estates and rights pertaining thereto held by the Company.

“Lenders” has the meaning set forth in Section 4.5(b) hereof.

“Licenses” means all agreements and other contracts pursuant to which the Company has either received or granted a license, right or other entitlement to use or exploit any Intellectual Property.

“Lien” means any lien, mortgage, pledge, voting trust, stockholder agreement, proxy, security interest, lease, restriction, covenant, easement, servitude, right of way, option, preference, priority, right of first refusal, restriction (other than any restriction on transferability imposed by federal or state securities laws), conditional sale or other title retention agreement, charge or encumbrance of any kind, whether voluntary or involuntary.

“Losses” has the meaning set forth in Section 8.2 hereof.

“M&A Qualified Beneficiaries” has the meaning set forth in Section 5.7(i) hereof.

“Material Adverse Effect” means (a) with respect to the Company, any violation, circumstance, change, effect or other matter, either individually or in the aggregate with all other violations, circumstances, changes, effects or other matters, which has, or would reasonably be expected to have, a material adverse effect on (i) the condition (financial or otherwise), business, assets (including intangible assets), liabilities and results of operations of the Company, in each case taken as a whole or (ii) the ability of the Seller to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement; provided, however, that to the extent any adverse change or effect is caused by or results from (in whole or in part) any of the following (either alone or in combination), it shall not be deemed to constitute, individually or in the aggregate, and shall not be taken into account to such extent in, determining whether or not there has been or would be, a “Material Adverse Effect”: (i) factors, developments, events or conditions affecting the industries in which the Company operates, the U.S. economy as a whole, or foreign economies as a whole in any countries where the Company has material sales or operations or the capital or financial markets generally (provided that such changes in each case do not materially and disproportionately affect the Company as compared to other companies of similar size operating in the industries in which the Company operates), (ii) an outbreak or escalation of hostilities involving the United States, the declaration by the United States of a national emergency or war, or the occurrence of any acts of terrorism, (iii) the announcement, disclosure, or pendency of this Agreement or the performance of this Agreement or the transactions contemplated hereby by the parties, (iv) any matter disclosed in the Disclosure Schedules (other than changes or developments with respect to such matters following the date hereof which would not have been reasonably expected or anticipated), (v) changes in GAAP or the interpretation thereof, or (vi) any event, circumstance, change or effect to the extent arising from actions required by this Agreement, or taken by or at the request or direction of Purchaser, any of its Affiliates or their respective Representatives, and (b) with respect to Purchaser, any change or effect that would prevent or materially delay or impair the ability of Purchaser to consummate the transactions contemplated hereby.

“Material Contract” has the meaning set forth in Section 3.12(b) hereof.

“Minimum Retail Price” has the meaning set forth in Section 5.13 hereof.

“Net Working Capital” means, as of a given time, Current Assets minus Current Liabilities, calculated in accordance with Annex A hereto. With respect to any calculation of Net Working Capital, no change in the accounting principles will be made from those utilized in preparing the Reference Balance Sheet other than as set forth in Annex A. For purpose of the preceding sentence, “change in the accounting principles” includes all changes in accounting principles, policies, practices, procedures or methodologies with respect to financial statements, their classification or their display, as well as changes in practices, methods, conventions or assumptions utilized in making accounting estimates.

“Operational Transfer Taxes” are all Transfer Taxes incurred by the Company, other than the Transfer Taxes to be paid entirely by Purchaser pursuant to Section 9.5(a) as a result of being incurred in connection with this Agreement and the transactions contemplated by this Agreement.

“Outside Date” has the meaning set forth in Section 10.1(c) hereof.

“Owned Real Property” means the real property owned by the Company, as set forth on Part II of Section 3.11(b) of the Disclosure Schedule, including improvements, fixtures, and fittings thereon, and easements, rights-of-way, and other appurtenants thereto.

“Patents” means U.S. and foreign issued patents and pending patent applications, and any and all divisions, continuations, continuations in part, reissues, reexaminations, and extensions thereof, and any counterparts worldwide claiming priority therefrom; and utility models, design patents, and certificates of invention and like statutory rights anywhere in the world.

“PBGC” means the United States Pension Benefit Guaranty Corporation.

“Permit” means any approval, consent, permit, license, order, registration, listing, authorization, clearance, variance, and exemption issued or granted by any Governmental Entity.

“Permitted Facilities” had the meaning set forth in Section 5.3(f) hereof.

“Permitted Liens” means (i) such Liens as are set forth in Section 3.11 of the Disclosure Schedule or reflected on the Reference Balance Sheet (except to the extent Section 3.11 of the Disclosure Schedule specifies that any such Lien shall be discharged prior to Closing), (ii) mechanics’, carriers’, workmen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business or that are being contested in good faith by the Company, Liens arising under original purchase price conditional sales contracts, personal property leases and equipment leases with third parties entered into in the ordinary course of business and liens for Taxes that are not delinquent or being contested in good faith by the Seller or the Company by appropriate proceedings, (iii) Liens, if any, that individually or in the aggregate, do not materially impair the continued use and operation of the business of the Company as currently conducted, (iv) Liens under agreements set forth in Section 3.12 of the Disclosure Schedule, (v) easements, covenants, rights-of-way, land use ordinances and other similar restrictions of record, (vi) any conditions that may be shown by a current, accurate survey or physical inspection of any Owned Real Property made prior to Closing, (vii) Liens under leases or subleases to third parties set forth in Section 3.11(b) of the Disclosure Schedule, and (viii) (A) zoning, building and other similar ordinances and governmental regulations, (B) Liens that have been placed by any developer, landlord or other third party on property over which the Company has easement rights or on any Leased Real Property and subordination or similar agreements relating thereto and (C) unrecorded easements, covenants, rights-of-way and other similar restrictions to the extent such unrecorded easements, covenants, rights-of-way and other similar restrictions do not, individually or in the aggregate, materially impair the Company’s use of the property (as currently used) to which they pertain.

“Person” means any individual, corporation, proprietorship, firm, partnership, limited partnership, limited liability company, trust, association, Governmental Entity or other entity.

“Personal Information” has the meaning set forth in Section 3.17(e) hereof.

“Post-Closing Covenants” has the meaning set forth in Section 8.4(a) hereof.

“Preliminary Cash Balance Statement” has the meaning set forth in Section 2.4(b) hereof.

“Preliminary Statement of Working Capital” has the meaning set forth in Section 2.4(b) hereof.

“Proceeding” means any action, arbitration, hearing, litigation or suit (whether civil, criminal, administrative, judicial, investigative, whether formal or informal, and whether public or private) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity or arbitrator.

“PTO” has the meaning set forth in Section 3.17(a) hereof.

“Purchase Price Adjustments” has the meaning set forth in Section 2.4(f) hereof.

“Purchaser” has the meaning set forth in the Recitals.

“Purchaser 401(k) Plan” means a tax-qualified plan maintained by Purchaser or one of its Affiliates pursuant to Code Sections 401(a), 401(k) and 501(a).

“Purchaser Indemnified Parties” has the meaning set forth in Section 8.2 hereof.

“Real Estate Leases” means all leases, subleases, licenses or other agreements under which the Company uses or occupies or has the right to use or occupy, now or in the future, any real property, including all modifications, amendments and supplements thereto and any assignments thereof.

“Reference Balance Sheet” has the meaning set forth in Section 3.8(a) hereof.

“Reference Balance Sheet Date” has the meaning set forth in Section 3.8(a) hereof.

“Remediation Action” has the meaning set forth in Section 5.3(d) hereof.

“Representatives” of a Person shall mean such Person’s officers, directors, employees, attorneys, agents, financial advisors and other authorized representatives.

“Restricted Period” has the meaning set forth in Section 5.13 hereof.

“Section 338(h)(10) Election” has the meaning set forth in Section 9.1(a) hereof.

“Seller” has the meaning set forth in the Recitals.

“Seller 401(k) Plans” means the Seller Savings Plan and the Seller Winery Operations Savings Plan.

“Seller Guaranty” has the meaning set forth in Section 5.10 hereof.

“Seller Indemnified Parties” has the meaning set forth in Section 8.3 hereof.

“Settlement Date” has the meaning set forth in Section 8.5(b) hereof.

“Shares” has the meaning set forth in the Recitals.

“Solvent” means with respect to any Person, as of any date of determination, that (a) the consolidated fair value of the assets of such Person and its subsidiaries, at a fair valuation, will, as of such date, exceed their consolidated debts and liabilities (subordinated, contingent or otherwise); (b) the consolidated present fair saleable value of the property of such Person and its subsidiaries will, as of such date, be greater than the amount that will be required to pay the probable liability of their consolidated debts and other liabilities, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured; (c) such Person and its subsidiaries will be able to pay, as of such date, their consolidated debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured; and (d) such Person and its subsidiaries, taken as a whole, will not, as of such date, have unreasonably small capital with which to conduct the business in which they are engaged. The amount of contingent liabilities at any time shall be computed as the amount that, in the light of all the facts and circumstances existing at such time, represents the amount that would reasonably be expected to become an actual or matured liability.

“Straddle Period” means a Tax period which begins before the Closing Date and ends after the Closing Date.

“Subsidiary” means, with respect to any Person, any corporation or other organization, whether incorporated or unincorporated, of which (a) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries or (b) such Person or any other Subsidiary of such Person is a general partner (excluding any such partnership where such Person or any Subsidiary of such party does not have a majority of the voting interest in such partnership).

“Tax” or “Taxes” means any income, gross receipts, gains (including capital gains), license, occupancy, payroll, employment, excise, financial institutions, severance, stamp, occupation, fringe benefits, group, goods and services, alcoholic beverage, franking deficits, debits, premium, windfall or excess profits, environmental (including Taxes under Section 59A of the Code), customs duties, capital stock, franchise, unincorporated business, profits, withholding, information, social security (or similar), unemployment, disability, workers’ compensation, land, real property, personal property, unclaimed property or escheat, ad valorem, production, sales, use, license, transfer, registration, value added, alternative or add-on minimum, accumulated earnings, personal holding company, estimated, or other tax, report or assessment of any kind whatsoever imposed by any Governmental Entity, including any interest, penalty, assessment, or addition thereto, whether disputed or not.

“Tax Group” shall mean any consolidated, combined, unitary or other similar Tax group.

“Tax Proceedings” has the meaning set forth in Section 9.3(a) hereof.

“Tax Representations” means the representations and warranties contained in Section 3.23 (Taxes).

“Tax Returns” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including all schedules or attachments thereto.

“Trademarks” means (a) trademarks, service marks, logos, trade dress and trade names, and other indicia of commercial source or origin (whether registered, common law, statutory or otherwise) anywhere in the world; (b) all registrations and applications to register the foregoing anywhere in the world; and (c) all goodwill associated therewith.

“Trade Secrets” means all categories of trade secrets as defined in the Uniform Trade Secrets Act and all rights in such trade secrets anywhere in the world.

“Transferred Seller Assets” has the meaning set forth in Section 5.16 hereof.

“Transferred Seller Assets Assignment” has the meaning set forth in Section 5.16 hereof.

“Transfer Taxes” are all transfer, documentary, sales, use, stamp, excise, registration, documentary transfer, real estate transfer or gain, and other such similar Taxes and fees.

“Transition Services Agreement” means the agreement attached as Exhibit A hereto, together with all exhibits and schedules thereto, as it may be amended, modified or supplemented from time to time in accordance with its terms.

“TTB” has the meaning set forth in Section 5.3(f) hereof.

“WARN Act” has the meaning set forth in Section 5.9 hereof.

“Years of Service” has the meaning set forth in Section 5.7(c) hereof.

ARTICLE II

Purchase and Sale of Securities

2.1           Purchase and Sale of Securities. At the Closing, on the terms and subject to the conditions set forth in this Agreement, the Seller shall sell to Purchaser, and Purchaser shall purchase from the Seller, the Shares.

2.2           Initial Purchase Price . The initial purchase price for the Shares shall be Two Hundred Thirty-Eight Million Dollars ($238,000,000) (the “Initial Purchase Price”). The Initial Purchase Price is subject to adjustment pursuant to Section 2.4 below.

2.3           Payment of Closing Purchase Price. On the Closing Date, Purchaser shall pay to the Seller an amount in cash equal to (i) the Initial Purchase Price, (ii) plus the amount, if any, by which the Estimated Closing Net Working Capital is greater than the Base Amount or minus the amount, if any, by which the Estimated Closing Net Working Capital is less than the Base Amount, as applicable, and (iii) plus the amount, if any, by which the Estimated Cash Balance is greater than zero (the “Closing Purchase Price”). All payments made hereunder shall be made in immediately available funds by wire transfer to such account or accounts as the receiving party shall designate in writing to the paying party.

2.4	Adjustments.

(a)           Financial Data Schedule. Not less than three (3) Business Days prior to the Closing Date, the Seller shall deliver to Purchaser, certified by an executive officer of the Seller, a financial data schedule prepared on a basis consistent with the practices used in preparing the Reference Balance Sheet, presenting the Seller’s good faith estimate of (i) the Net Working Capital as of the Closing Date (“Estimated Closing Net Working Capital”) and (ii) the Cash Balance as of the Closing Date (the “Estimated Cash Balance”).

(b)           Preliminary Statement of Working Capital and Preliminary Cash Balance Statement. On or prior to the date which is ninety (90) days after the Closing Date, the Seller shall deliver to Purchaser, certified by an executive officer of the Seller, (i) a preliminary statement of working capital (the “Preliminary Statement of Working Capital”) setting forth the Current Assets, the Current Liabilities and the Net Working Capital, in each case as of the Closing Date, and (ii) a preliminary statement of the Cash Balance as of the Closing Date (the “Preliminary Cash Balance Statement”). The Preliminary Statement of Working Capital and Preliminary Cash Balance Statement shall be prepared on a basis consistent with the practices used in preparing the Reference Balance Sheet. Within ten (10) days following the Closing, the Seller and Purchaser shall jointly undertake a physical count and inspection of all Inventory (the “Closing Inventory”). For purposes of this Closing Inventory, the Inventory shall be valued in accordance with past practices as outlined in Annex A hereto. Purchaser shall permit the Seller and its Representatives to carry out such physical count and inspection jointly with Purchaser in such manner as is reasonably necessary to permit Purchaser and the Seller to agree on such physical count and inspection. The Preliminary Statement of Working Capital will be based upon such agreed physical count and inspection.

(c)           Review of Preliminary Statements. Upon receipt of the Preliminary Statement of Working Capital and Preliminary Cash Balance Statement, Purchaser and its Representatives may review the Preliminary Statement of Working Capital and Preliminary Cash Balance Statement and may make inquiry of the Seller and its Representatives, and the Seller will make available to Purchaser and its Representatives all books and records relating to the Preliminary Statement of Working Capital and Preliminary Cash Balance Statement as reasonably requested by Purchaser in connection with its review thereof. The Preliminary Statement of Working Capital and Preliminary Cash Balance Statement shall be binding and conclusive upon, and deemed accepted by, Purchaser unless Purchaser shall have notified the Seller in writing of any objections thereto within sixty (60) days after receipt thereof. Any written notice delivered by Purchaser to the Seller under this Section 2.4(c) shall specify in reasonable detail each item on the Preliminary Statement of Working Capital or the Preliminary Cash Balance Statement that Purchaser disputes, a summary of the reasons for such dispute, the portion of the proposed Purchase Price Adjustment, if any, which Purchaser does not dispute and Purchaser’s calculation of the (i) Current Assets and Current Liabilities, (ii) the Net Working Capital and (iii) the Cash Balance, in each case as of the Closing Date.

(d)           Disputes. Purchaser and the Seller shall attempt in good faith to resolve any disagreements as to the amounts set forth on the Preliminary Statement of Working Capital and the Preliminary Cash Balance Statement. Disputes between Purchaser and the Seller relating to the Preliminary Statement of Working Capital or the Preliminary Cash Balance Statement that cannot be resolved by Purchaser and the Seller within sixty (60) days after receipt by the Seller of the notice from Purchaser referred to in Section 2.4(c) shall be referred thereafter for decision at the insistence of either Purchaser or the Seller to an independent nationally recognized accounting firm then not currently engaged by the Seller or Purchaser as agreed to by Purchaser and the Seller (the “Arbiter”). If within forty-five (45) days of delivery of the notice of objection by Purchaser, the agreed upon accounting firm declines to accept its appointment as Arbiter, or Purchaser and the Seller are unable to agree on the selection of an accounting firm that will agree to act as Arbiter, then either Purchaser or the Seller may request the American Arbitration Association to appoint such a firm, and such appointment shall be conclusive and binding on all of the parties hereto. Promptly, but no later than thirty (30) days after its acceptance of its appointment as Arbiter, the Arbiter shall determine, based solely on presentations by Purchaser and the Seller and on the definitions and methodologies prescribed herein, and not by independent review, those items in dispute on the Preliminary Statement of Working Capital or the Preliminary Cash Balance Statement and shall render a written report as to the resolution of each dispute and the resulting calculation of the Final Statement of Working Capital and the Final Cash Balance Statement. The Arbiter may only consider those items and amounts in the Preliminary Statement of Working Capital and Preliminary Cash Balance Statement that Purchaser and the Seller are unable to resolve or are reasonably dependent upon or affected by the unresolved items. In resolving any such item, the Arbiter may not assign a value to any item greater than the greatest value claimed by either party for such item or less than the smallest value claimed by either party for such item. The Arbiter shall have exclusive jurisdiction over, and resort to the Arbiter as provided in this Section 2.4(d) shall be the sole recourse and remedy of the parties against one another or any other Person with respect to, any disputes arising out of or relating to the Preliminary Statement of Working Capital or the Preliminary Cash Balance Statement. The Arbiter’s determination shall be conclusive and binding on all of the parties hereto and shall be enforceable in a court of law. The fees and expenses of the Arbiter shall be allocated between the Seller and Purchaser based on the percentage which the portion of the contested amount not awarded to each party bears to the amount actually contested by such party. The Seller will make available to Purchaser and, if applicable, the Arbiter, the work papers used in preparing the Preliminary Statement of Working Capital and the Preliminary Cash Balance Statement in connection with (i) the review by Purchaser of the Preliminary Statement of Working Capital and the Preliminary Cash Balance Statement and (ii) the resolution by the parties hereto of any disputes relating thereto. Purchaser and the Seller shall provide the Arbiter with any information and assistance reasonably requested by the Arbiter in making its determination.

(e)           Final Statement. Each of the Preliminary Statement of Working Capital and the Preliminary Cash Balance Statement shall become final and binding upon the parties hereto upon the earlier of (i) the failure by Purchaser to object thereto within the period permitted under, and otherwise in accordance with the requirements of, Section 2.4(c), (ii) the written agreement between Purchaser and the Seller with respect thereto and (iii) the decision by the Arbiter with respect to disputes under Section 2.4(d). The Preliminary Statement of Working Capital, when final and binding, is referred to herein as the “Final Statement of Working Capital.” The Preliminary Cash Balance Statement, when final and binding, is referred to herein as the “Final Cash Balance Statement.”

(f)           Adjustments to Closing Purchase Price; Payment of Purchase Price Adjustment. Upon the determination of the Final Statement of Working Capital and the Final Cash Balance Statement in accordance with this Section 2.4, (i) first, (x) the Closing Purchase Price shall be increased by the amount, if any, by which the Net Working Capital set forth on the Final Statement of Working Capital exceeds the Estimated Closing Net Working Capital or (y) the Closing Purchase Price shall be decreased by the amount, if any, by which the Net Working Capital set forth on the Final Statement of Working Capital is less than the Estimated Closing Net Working Capital, and (ii) second, the Closing Purchase Price as adjusted pursuant to subclause (i) shall be (x) increased by the amount, if any, by which the Cash Balance set forth on the Final Cash Balance Statement exceeds the Estimated Cash Balance or (y) decreased by the amount, if any, by which the Cash Balance set forth on the Final Cash Balance Statement is less than the Estimated Cash Balance.

The adjustments to the Closing Purchase Price provided for in this section are referred to as the “Purchase Price Adjustments” and the Closing Purchase Price following the Purchase Price Adjustments is referred to as the “Final Purchase Price.” If the Purchase Price Adjustments call for an increase in the Closing Purchase Price, Purchaser shall, and if the Purchase Price Adjustments call for a decrease in the Closing Purchase Price, the Seller shall, within ten (10) Business Days after the Final Statement of Working Capital and the Final Cash Balance Statement are determined, make payment by wire transfer to a bank account designated in writing by the party to which such payment is to be made (such designation to be made at least three (3) Business Days prior to the date such payment is due) in immediately available funds of the net amount of such Purchase Price Adjustments. Any amounts due and not paid within such ten (10) Business Day period shall accrue interest at an annual rate equal to the rate of interest from time to time quoted by the Eastern edition of The Wall Street Journal as the prime rate, plus four percent (4%), calculated on the basis of the actual number of days elapsed from the end of such ten (10) Business Day period to the date of payment.

(g)           Undisputed Amounts. In the event that, with respect to the Preliminary Statement of Working Capital or the Preliminary Cash Balance Statement, there are portions of the Purchase Price Adjustments that are in dispute and portions that are not in dispute, the portion of the Purchase Price Adjustments that is not in dispute, if any, shall be paid to Purchaser or the Seller, as the case may be, within five (5) Business Days after the delivery by Purchaser of the notice of objections to the Preliminary Statement of Working Capital or the Preliminary Cash Balance Statement described in Section 2.4(c).

(h)           No Adjustment. The purpose of this Section 2.4 is to determine the Final Purchase Price. Accordingly, any adjustment pursuant hereto will neither be deemed to be an indemnification pursuant to Article VIII, nor preclude Purchaser from exercising any indemnification rights pursuant to Article VIII; provided, however, that in no event will the Seller or any of its Affiliates be obligated to indemnify any Purchaser Indemnified Party for any Loss as a result of, or based upon or arising from, any liability, to the extent, but only to the extent, such liability is reflected in the Final Closing Working Capital Statement and/or Final Cash Balance Statement, each as finally determined pursuant to this Section 2.4. Any payment made pursuant to this Section 2.4 will be treated by the parties for all purposes as an adjustment to the Closing Purchase Price and will not be subject to offset for any other reason.

ARTICLE III

Representations and Warranties of the Seller

Except as set forth in the Disclosure Schedule delivered to Purchaser simultaneously with the execution hereof, the Seller represents and warrants to Purchaser as of the date of this Agreement and as of the Closing Date (other than with respect to any representation and warranty made as of a specified date, which shall be made only as of such specified date) as follows:

3.1           Organization and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of California. The Company is qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which the ownership of its assets or conduct of its business requires such qualification, except where the failure to be so qualified and in good standing would not have a Material Adverse Effect on the Company. As of the date hereof, Section 3.1 of the Disclosure Schedule sets forth an accurate and complete list of the jurisdictions in which the Company is qualified to do business as a foreign corporation and a complete and accurate list of the current directors and officers of the Company. The Seller has delivered to Purchaser accurate and complete copies of the Company’s articles of incorporation, bylaws, or other applicable charter or organizational documents, as currently in effect, and the Company is not in default under or in violation of any provision thereof. The Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

3.2           Authority. The Company has the requisite power and authority necessary to own, lease and operate its properties and assets and to carry on its business as currently conducted in all material respects. The Seller has all requisite power and authority to execute, deliver and perform its respective obligations under this Agreement, the Transition Services Agreement, the LBD License Agreement and the other documents, instruments and certificates to be executed and delivered by the Seller, pursuant to this Agreement. The execution, delivery and performance by the Seller of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Seller.

3.3           Enforceability. This Agreement has been duly and validly executed and delivered by the Seller, and, on or prior to the Closing, the Seller will have duly and validly executed and delivered the Transition Services Agreement and all other documents, instruments and certificates to be executed and delivered by the Seller on or prior to the Closing pursuant to this Agreement. Assuming due and valid authorization, execution and delivery hereof and of the Transition Services Agreement by Purchaser, each of this Agreement and the Transition Services Agreement is a valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other similar laws of general application affecting enforcement of creditors’ rights generally and to general equity principles (regardless whether considered in a proceeding in equity or at law).

3.4           Title. The Shares are free and clear of all Liens, and upon Closing, the Seller shall transfer the Shares to Purchaser, free and clear of all Liens.

3.5           Capitalization. All of the Shares have been duly authorized, are validly issued, fully paid, and nonassessable, and the Seller is and on the Closing Date will be the sole record holder and beneficial owner of all of the Shares. The Shares are all of the issued and outstanding capital stock of the Company. There are (i) no equity securities of any class of the Company, or any security exchangeable into or exercisable for such equity securities authorized, issued, reserved for issuance or outstanding and (ii) no options, warrants, equity securities, call, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments to which the Company is a party or by which the Company is bound obligating the Company to issue, exchange, transfer, sell, or otherwise cause to become outstanding any capital stock or other indicia of ownership of the Company. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to the Company. There are no voting trusts, proxies, or other agreements or understandings with respect to the voting of the capital stock or other indicia of ownership of the Company to which the Company or any of its Affiliates is a party, or by which the Company or any of its Affiliates is bound. No holder of Indebtedness of the Company has any right to convert or exchange such Indebtedness for capital stock of the Company.

3.6           Subsidiaries. The Company does not have any Subsidiaries.

3.7           Consents and Approvals; No Violations. None of the execution, delivery or performance of this Agreement by the Seller, the consummation by the Seller of the transactions contemplated hereby nor compliance by the Seller with any of the provisions hereof will (a) directly or indirectly (with or without notice, lapse of time or both) conflict with or result in any breach of any provision, or otherwise give rise to any right on the part of any Person to exercise any remedy or obtain relief under (i) the Seller’s certificate of incorporation or bylaws, (ii) the Company’s articles of incorporation or bylaws, or (iii) any resolution adopted by the board of directors of the Seller or the Company, (b) require any filing with, Permit to be issued by, or authorization, consent or approval of, any Governmental Entity, (c) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, result in any payment becoming due under, result in the imposition of any encumbrances on any of the capital stock of the Company or any of the properties or assets of the Company under, or otherwise give rise to any right on the part of any Person to exercise any remedy or obtain any relief under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which the Company is a party or by which the Company’s properties or assets may be bound, or (d) violate any law or judgment applicable to the Seller or the Company or any of their respective properties or assets, excluding from the foregoing clauses (b), (c) and (d), (1) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws in connection with the transactions contemplated hereby, (2) filings required pursuant to the HSR Act, (3) Permits, filings, notices, and consents required by Alcoholic Beverage Authorities, as set forth in Section 3.7 of the Disclosure Schedule, and (4) such violations, breaches or defaults which (A) would not, individually or in the aggregate, have a material and adverse impact on the business of the Company as currently conducted, (B) would not materially delay the ability of the Seller to perform its obligations hereunder, or (C) could become applicable solely as a result of the business or activities in which Purchaser is or proposes to be engaged or as a result of any acts or omissions by, or the status of any facts pertaining to, Purchaser or its Affiliates.

3.8           Financial Statements; Books and Records.

(a)           The Seller has made available to Purchaser the following special purpose financial statements of the Company (collectively, the “Financial Statements”), correct and complete copies of which are set forth in Section 3.8 of the Disclosure Schedule: (i) unaudited statement of operations as of and for the fiscal year ended April 30, 2010; (ii) unaudited balance sheet as of April 30, 2010; and (iii) an unaudited balance sheet as of November 30, 2010 (the “Reference Balance Sheet Date”), which balance sheet is hereinafter referred to as the “Reference Balance Sheet,” and the related unaudited consolidated statements of operations for the seven (7) months then ended. The Financial Statements have been prepared from, and are consistent with, the books and records of the Company, and have been prepared in accordance with GAAP, consistently applied throughout the periods involved. The Financial Statements fairly present in all material respects the financial position and the results of operations of the Company as of the times and for the periods referred to therein (subject to the absence of footnotes thereto). The Company is not party to any off-balance sheet arrangements that could have a current or future effect upon the Company’s financial condition or results of operations.

(b)           The books of account, minute books and stock record books of the Company, all of which have been made available to Purchaser, are accurate and complete in all material respects and have been maintained in accordance with sound business practices. To the Company’s Knowledge, the minute books of the Company contain accurate and complete summaries, in all material respects, of all meetings held, and material corporate action taken by, the Company’s stockholders, directors and directors’ committees, and no such meeting has been held for which minutes have not been prepared and are not contained in such minute books.

3.9           Undisclosed Liabilities. To the Company’s Knowledge, the Company does not have any material liabilities, obligations or commitments of any nature (whether known or unknown, accrued, absolute, contingent or otherwise and whether or not required to be reflected on a balance sheet prepared in accordance with GAAP) except liabilities, obligations or commitments (a) which are appropriately reflected in the Financial Statements; (b) which have been incurred in the ordinary course of business (both with respect to frequency and amount) since the Reference Balance Sheet Date; (c) disclosed in the Disclosure Schedule; or (d) arising under the contracts, agreements or Permits of the Company (but not liabilities for any breach of such contracts, agreements or Permits).

3.10           Absence of Certain Developments. Since the Reference Balance Sheet Date and except as expressly required or permitted by this Agreement, (a) the Company has conducted its business only in the ordinary course of business and there has not been any Material Adverse Effect on the Company, and (b) the Company has not:

(a)           (1) amended its articles of incorporation or bylaws, (2) authorized, issued, sold, transferred, pledged, disposed of or encumbered any equity interests of the Company, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any equity interests of the Company, (3) declared, set aside or paid any dividend or other distribution payable in cash, equity or property with respect to any equity interests of the Company, other than dividends or distributions between the Seller (or Seller’s Affiliates) and the Company or cash sweeps to the Seller and its Affiliates, (4) split, combined or reclassified the equity interests of the Company, or (5) redeemed, purchased or otherwise acquired directly or indirectly any equity interests of the Company, or any instrument or security which consists of or includes a right to acquire such interests;

(b)           adopted a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, or acquired any properties or assets that are material to the Company, except purchases of inventory or supplies in the ordinary course of business;

(c)           changed in any material respect any Tax or accounting principles, methods or practices used by it;

(d)           incurred any material loss of, destruction of or significant injury to any of its material assets whether as a result of any natural disaster, labor trouble, accident, other casualty or otherwise, regardless of whether such loss was covered by insurance;

(e)           amended, terminated, canceled, waived, released or compromised in any material manner any claims or rights of the Company, except in the ordinary course of business;

(f)           made any loan to, guaranteed any Indebtedness of or otherwise incurred any Indebtedness on behalf of any other Person or mortgaged, pledged or subjected any of its assets to any Lien (other than Permitted Liens);

(g)           written down or written up the value of any Inventories, or written up or down, or revalued, any material Company Assets;

(h)          made any settlement in connection with any Proceeding involving the Company;

(i)           made any material change to production, selling, pricing, or marketing practices, except in the ordinary course of business;

(j)           materially accelerated or delayed payment of accounts payable or other liabilities or the collection of notes or accounts receivable;

(k)           made any capital expenditure or other expenditure with respect to property, plant or equipment in excess of $100,000 in the aggregate or sold, exchanged, transferred or otherwise disposed of any of its material assets, except in the ordinary course of business;

(l)           entered into, modified, accelerated, cancelled or terminated, or received written notice of cancellation or termination of, any employment contract which involves a total remaining commitment by or to the Company of at least twenty-five thousand dollars ($25,000) or otherwise, outside the ordinary course of business;

(m)           (i) except as required by law, adopted, entered into, terminated or materially amended any Company-Sponsored Benefit Plan or collective bargaining agreement, (ii) materially increased the compensation or payment of any bonus to, any director, officer, employee or consultant or other independent contractor of the Company, other than in the ordinary course of business or with regard to retention bonuses disclosed to Purchaser, (iii) materially amended or accelerated the payment, right to payment or vesting of any compensation or benefits to any Company Employee, or (iv) other than in the ordinary course of business, granted any awards under any bonus, incentive, performance or other compensation plan or arrangement or benefit plan, including the grant of stock options, stock appreciation rights, stock based or stock related awards, performance units or restricted stock, or the removal of existing restrictions in any Company-Sponsored Benefit Plan or contracts or awards made thereunder;

(n)           allowed any Permit to lapse that is material to the Company; and

(o)           made any agreement to do any of the foregoing, other than negotiations with Purchaser and its Representatives regarding the transactions contemplated by this Agreement.

3.11	Assets; Properties; Leases.

(a)           The Company owns, and has good and valid title to, all assets, tangible or intangible, purported to be owned by it (the “Company Assets”), including: (i) all assets reflected on the Reference Balance Sheet (except for assets sold or otherwise disposed of since the Reference Balance Sheet Date in the ordinary course of business); and (ii) all other assets reflected in the books and records of the Company. All of the Company Assets are owned by the Company free and clear of all Liens, except for Permitted Liens. The Company Assets, together with the Company’s rights under contracts or agreements with third parties, the material Permits of the Company, the Transferred Seller Assets and the LBD License Agreement (collectively, the “Company Rights”) and the services to be provided under the Transition Services Agreement and except as set forth on Section 3.11(a) of the Disclosure Schedule, constitute in all material respects all of the assets and rights used by the Company in, or which are necessary for the operation of the business of the Company as currently conducted. The tangible personal properties included in the Company Assets, whether owned or leased, are in all material respects in good working order, ordinary wear and tear excepted, and are usable by the Company in all material respects in the ordinary course of business.

(b)           As of the date hereof, Part I of Section 3.11(b) of the Disclosure Schedule sets forth all Real Estate Leases, setting forth in the case of any such Real Estate Lease, the location of such real property. The Company has made available to Purchaser a true, complete and correct copy of each Real Estate Lease, together with all amendments thereto. Part II of Section 3.11(b) of the Disclosure Schedule sets forth all Owned Real Property. To the Company’s Knowledge, the Seller has made available to Purchaser true, complete and correct copies of (i) all deeds and other instruments (as recorded) by which the Company acquired its interest in the Owned Real Property and (ii) all title reports, surveys, title policies, Liens and appraisals in the possession of the Company with respect to the Owned Real Property. The Company has good and marketable fee simple title to all of the Owned Real Property and valid leasehold interests in and to all Leased Real Property, in each case subject to no material Lien except Permitted Liens, and the Company is not in default in any material respect under any of the Real Estate Leases and, as of the date hereof, to the Company’s Knowledge, no other party is in default in any material respect under any of the Real Estate Leases. The Company does not lease, sublease, license, occupy, or use any real property or interests therein in connection with, or necessary for, the operation of its business as presently conducted, other than the Real Property or the Leased Real Property. The Company has not granted to any third party a right to use or occupy any portion of the Owned Real Property or the Leased Real Property nor are there any parties in possession of any portion of the Owned Real Property or the Leased Real Property, whether as tenants, subtenants, trespassers or otherwise, except the Company. To the Company’s Knowledge, all buildings, structures, fixtures and other improvements in the Owned Real Property or the Leased Real Property (collectively, the “Improvements”) are in compliance with all applicable material laws in all material respects, including those pertaining to health and safety, zoning, building and construction requirements and the disabled. There are no contractual or legal restrictions that preclude or restrict the ability of the Company to use the Owned Real Property or Leased Real Property for the purposes and in the manner for which such property is currently being used other than those which would not reasonably be expected to materially impair the current operations of the Company.

(c)           Since January 1, 2008, the Company has not experienced any material shortage of supply of water to the Owned Real Property and Leased Real Property that has had a material and adverse impact on the business of the Company as currently conducted. To the Company’s Knowledge, water rights or supplies for the Owned Real Property and Leased Real Property are sufficient in all material respects for the operation of the Company’s business as currently conducted.

(d)           None of the Owned Real Property is subject to any right of first offer, right of first refusal, option or other agreement for the sale or lease thereof or any portion thereof.

(e)           Each Real Estate Lease is in full force and effect, valid, binding upon and enforceable against the Company, and, to the Company’s Knowledge, each other party thereto, except as such enforceability may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally or by general equitable principles. All rent and other sums and charges payable by the Company as lessee or sublessee thereunder are current. The Company has complied in all material respects with the terms of each Real Estate Lease and no termination event or condition or uncured default exists under any Real Estate Lease.

3.12	Contracts.

(a)           Section 3.12 of the Disclosure Schedule sets forth (without duplication), as of the date hereof, each of the following types of contracts and other agreements, to which the Company is a party or by which it is bound:

(i)           any contract or agreement that provides for aggregate future payments by the Company of more than one hundred thousand dollars ($100,000) per annum;

(ii)          any contract or agreement that provides for the supply of grapes or bulk wine;

(iii)         any material contract or agreement with a distributor or wholesaler;

(iv)         any material contract or agreement relating to supply of materials, including glass, bottles, labeling and packaging;

(v)          any contract or agreement (other than Benefit Plans, confidentiality agreements or at-will employment offer letters) entered into by the Company with an Affiliate or with a shareholder, officer or director of the Company;

(vi)         any collective bargaining or similar agreement;

(vii)        (A) any contract or agreement that restricts the Company from engaging in any line of business anywhere in the world or from competing (geographically or otherwise) with any Person, or (B) any contract or agreement granting any material exclusive rights to make, sell or distribute any of the Company’s products, granting any material “most favored nation” rights or similar material rights or otherwise materially prohibiting or limiting the right of the Company to make, sell or distribute products or services;

(viii)       any consulting or employment agreement (other than any Benefit Plans, confidentiality agreements or at-will employment offer letters);

(ix)          any contract or agreement that provides for severance, termination, change in control or similar pay to any of the Company’s current or former directors, officers, employees or consultants or other independent contractors;

(x)           any joint venture, partnership or similar contracts or agreements;

(xi)          any contract or agreement granting any Person a Lien (other than Permitted Liens) on any of the assets material to the Company;

(xii)         any power of attorney granted by or on behalf of the Company;

(xiii)        any written warranty, guaranty or other similar undertaking with respect to contractual performance extended by the Company, other than in the ordinary course of business;

(xiv)        any contract or agreement that is a mortgage, indenture, guarantee, loan or credit agreement, security agreement, or other contract relating to Indebtedness, other than accounts receivables and payables in the ordinary course of business;

(xv)         any contract or agreement that is a settlement agreement with respect to any pending or threatened lawsuit or proceeding entered into within four (4) years prior to the date of this Agreement, other than (A) those in which the release is immaterial in nature or the amount to be paid to former employees or independent contractors of the Company is in the ordinary course of business in connection with the cessation of such employee’s or independent contractor’s employment with or retention by the Company or (B) those which are for cash only (which has been paid) and do not exceed fifty thousand dollars ($50,000) as to such settlement.

(b)           The Seller has made available to Purchaser an accurate and complete copy (in the case of each written contract) and an accurate and complete written summary (in the case of each oral contract) of each contract required to be listed in Section 3.12 of the Disclosure Schedule (each, a “Material Contract”). As of the date of this Agreement, each Material Contract is a legal and binding agreement of the Company and enforceable in accordance with its terms against the Company, and, to the Company’s Knowledge, the other party thereto in accordance with its terms, subject, in each case, to bankruptcy, insolvency, reorganization, moratorium and other similar laws of general application affecting enforcement of creditor’s rights generally and to general equitable principles (regardless of whether considered in a proceeding in equity or at law). The Company has, and as of the date hereof and to the Company’s Knowledge, each other party to each Material Contract has, performed all of its respective material obligations required to be performed under each such Material Contract in all material respects.

(c)           As of the date hereof, (i) to the Company’s Knowledge, there has not been claimed, threatened or alleged by any Person with respect to any Material Contract, any existing default or event that, with notice or lapse of time or both, would constitute a material default or material event of default on the part of the Company or, to the Company’s Knowledge, on the part of any other party thereto, and (ii) no consent, approval, authorization or waiver from, or notice to, any Governmental Entity or other Person is required in order to maintain in full force and effect any Material Contract, other than (A) such consents, approvals, authorizations and waivers that have been obtained and are in full force and effect and such notices that have been duly given and (B) such consents, approvals, authorizations, waivers or notices the failure of which to have or give would not, either individually or in the aggregate, have a Material Adverse Effect on the Company.

3.13           Suppliers. Section 3.13 of the Disclosure Schedule sets forth the five (5) largest suppliers (measured by expense) of the Company for the fiscal years ended April 30, 2009 and 2010, and the total amount of expense accounted for by the Company with respect to each such supplier during those periods. Since the Reference Balance Sheet Date through the date hereof, the Company has not received (a) written notice of an intent to terminate such business relationship with the Company or (b) to the Company’s Knowledge, any notice from such a supplier that it intends to materially change the terms thereof.

3.14           Customers. Section 3.14 of the Disclosure Schedule sets forth the eight (8) largest customers (measured by revenue) of the Company for the fiscal years ended April 30, 2009 and 2010, and the total amount of revenue accounted for by the Company with respect to each such customer during those periods. Since the Reference Balance Sheet Date through the date hereof, the Company has not received (a) written notice of an intent to terminate such business relationship with the Company or (b) to the Company’s Knowledge, any notice from such a customer that it intends to materially reduce the volume of goods purchased by such customer from the Company.

3.15           Accounts Receivable; Accounts Payable.

(a)           To the Company’s Knowledge, all of the accounts receivables reflected in the Reference Balance Sheet and the Preliminary Statement of Working Capital have arisen or will arise from bona fide transactions in the ordinary course of business. The Company’s reserve for contractual allowances and doubtful accounts has been calculated in a manner consistent with past practice of the Company.

(b)           To the Company’s Knowledge, all accounts payable reflected in the Reference Balance Sheet and the Preliminary Statement of Working Capital have arisen or will arise from bona fide transactions in the ordinary course of business.

3.16           Inventory. The Inventory (a) has been produced and packaged in all material respects in accordance with applicable laws, regulations and orders and (b) consists of a quality usable and saleable in the ordinary course of business, subject to allowances and reserves reflected in the Financial Statements. Except as has been reserved against on the Reference Balance Sheet, the Inventory reflected on the Reference Balance Sheet was properly stated therein at standard cost determined in accordance with GAAP and Inventory thereafter acquired and maintained by the Company through the Closing Date will have been acquired and maintained in the ordinary course of business, with such exceptions since the date of the Reference Balance Sheet as may arise in the ordinary course of business.

3.17           Intellectual Property.

(a)           Section 3.17(a) of the Disclosure Schedule sets forth (i) all Internet domain names owned by or registered to the Company, all pending applications and registrations owned by the Company for any Patent, Trademark, Copyright or other Intellectual Property, including any serial, application and registration numbers, and the date of filing or registration for such applications and registrations, (collectively, together with the Transferred Seller Assets, “Company Registered Intellectual Property”), and (ii) any proceedings or actions currently before or pending before any court or tribunal (including the United States Patent and Trademark Office (the “PTO”) or equivalent authority anywhere in the world) in which any of the Company Registered Intellectual Property is involved.

(b)           Ownership.

(i)           With respect to (A) all unregistered Company Intellectual Property that is material to the operation of the business of the Company as currently conducted, and (B) all registered Company Intellectual Property, used (in respect of both (A) and (B)) in the United States, Canada and the United Kingdom, the Company is the sole owner or exclusive licensee of such Company Intellectual Property purported to be owned or exclusively licensed by the Company, and has the sole and exclusive right to bring a claim or suit against a third party for infringement, violation or misappropriation of such Company Intellectual Property.

(ii)           With respect to Company Intellectual Property used outside the United States, Canada and the United Kingdom that is material to the operation of the business of the Company as currently conducted, to the Company’s knowledge, the Company (A) is the sole owner or exclusive licensee of all such Company Intellectual Property purported to be owned or exclusively licensed by the Company, and (B) has the sole and exclusive right to bring a claim or suit against a third party for infringement, violation or misappropriation of such Company Intellectual Property.

(c)           No Violation of Third Party Rights. To the Company’s Knowledge, there are no claims pending against the Company by any other Person pertaining to Company Intellectual Property, and no proceedings are pending which challenge the rights of the Company Intellectual Property. To the Company’s Knowledge, the Company has the right to use, without infringing or misappropriating the intellectual property rights of others, all Intellectual Property owned by the Company and necessary to conduct its business in substantially the same manner as currently conducted by the Company. To the Company’s Knowledge, the operation of the business of the Company, as it is currently conducted by the Company, has not since January 1, 2008 and does not infringe or misappropriate any Intellectual Property rights of any Person or constitute unfair competition or unfair trade practices under the laws of any jurisdiction, and the Company has not received written notice from any Person claiming that such operation or any act, any product or Company Intellectual Property infringes or misappropriates any Intellectual Property rights of any Person or constitutes unfair competition or trade practices under the laws of any jurisdiction.

(d)           Validity. Each item of Company Registered Intellectual Property is valid and subsisting, and all necessary registration, maintenance and renewal fees due prior hereto in connection with such Company Registered Intellectual Property have been paid and all necessary documents due prior hereto in connection with such Company Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purpose of maintaining such Company Registered Intellectual Property.

(e)           Data Privacy. To the Company’s Knowledge, the Company has materially complied with all applicable U.S. laws and the Company’s own published privacy policies, if any, relating to Personal Information that the Company has collected. “Personal Information” means (i) any information relating to an identified or identifiable natural Person (and to an identified or identifiable legal entity where the applicable law includes data relating to legal entities in the definition of personal information or data), and (ii) information from credit or debit cards of any such Person. As used in this definition, an identifiable natural Person is one who can be identified, directly or indirectly, in particular by reference to an identification number or to one or more factors, including to his or her specific physical, physiological, mental, economic or social identity.

(f)           No Third Party Infringers. To the Company’s Knowledge, no third party is currently infringing or misappropriating any material Company Intellectual Property.

(g)           No Restrictions. There are no settlements, forbearances to sue, consents, judgments, orders or other obligations to which the Company is subject as a result of being a party named in the applicable action or party to a written agreement, other than Licenses made in the ordinary course of business, that are material and that do or would reasonably be likely to: (i) restrict the rights of the Company to use, transfer or license any Company Intellectual Property; (ii) restrict the conduct of the business of the Company in order to accommodate a third party’s Intellectual Property; or (iii) permit third parties to use any Company Intellectual Property.

(h)           Outbound Licenses. Other than (i) non-disclosure agreements and (ii) non-exclusive licenses (pursuant to written agreements that have been entered into in the ordinary course of business) to third parties, Section 3.17(h) of the Disclosure Schedule lists all contracts, Licenses and agreements to which the Company is a party and under which the Company has granted a License of Intellectual Property to third parties.

(i)           Protection of Trade Secrets. The Company has taken reasonable measures to protect the Company’s rights in confidential information, know-how and Trade Secrets of the Company or provided by any other Person to the Company. To the Company’s Knowledge, there has been no unauthorized disclosure of any material Company Trade Secrets, material confidential information or material know-how by the Company.

3.18           Insurance. Section 3.18 of the Disclosure Schedule sets forth an accurate description of all insurance policies in effect as of the date hereof, providing coverage with respect to the business or assets of the Company. All premiums due and payable thereunder have been paid. Each policy listed in Section 3.18 of the Disclosure Schedule that is maintained by the Seller for the benefit of the Company will terminate or lapse by reason of the transactions contemplated by this Agreement. Section 3.18 of the Disclosure Schedule further sets forth an accurate and complete list of all claims asserted by the Company pursuant to any certificate of insurance, binder or policy since January 1, 2006, and there are no outstanding claims which have been denied by the insurer.

3.19           Employees; Labor.

(a)           The Company has made available to Purchaser an accurate and complete list of all independent contractors performing services for the Company as of February 23, 2011. The Company has also made available to Purchaser an accurate and complete list of titles or job descriptions and the annual base salary or base wage rate, plus cash bonus opportunities, plus any applicable shift, incentive or piece-rate differentials in effect as of February 23, 2011, of each Company Employee. As of the date hereof, no director, officer, manager-level employee, group of employees (meaning ten (10) or more in the same job classification) of the Company has, to the Company’s Knowledge, given notice of their intention to terminate their employment with the Company prior to the Closing. The Company has not entered into any agreement with any current Company Employee to provide a future base salary increase for such employee outside of the ordinary course of business.

(b)           Except for proprietary information and inventions assignment agreements, or as set forth on Section 3.12 of the Disclosure Schedule, there are no contracts of employment (other than contracts which can lawfully be terminated at will or without material liability to the Company) or change in control agreements currently in place between the Company and any Company Employee.

(c)           There is no labor strike, slowdown, stoppage or lockout actually pending, or to the Company’s Knowledge, threatened against the Company. The Company is not a party to or bound by any collective bargaining agreement with any labor organization applicable to employees of the Company. To the Company’s Knowledge, there is not pending any demand for recognition or any other request or demand from a labor organization for representative status with respect to Persons employed by the Company. To the Company’s Knowledge, no labor union has been certified by the National Labor Relations Board as bargaining agent for any of the employees of the Company. The Company has not experienced any material work stoppage or other material labor difficulty during the two-year period ending on the date hereof. There is no unfair labor practice charge or complaint against the Company or, to the Company’s Knowledge, threatened before the National Labor Relations Board. The Company does not have any indemnification agreements with any of its, or the Seller’s, directors, officers or employees.

3.20           Employee Benefit Plans.

(a)           Set forth in Section 3.20 of the Disclosure Schedule is a list of (i) any existing incentive, bonus, commission, deferred compensation, retention, change in control, severance or termination pay plan, agreement or arrangement, whether formal or informal; (ii) any existing pension benefit plan, stock purchase, stock option or any other employee benefit plan, agreement or arrangement, whether formal or informal; (iii) any existing fringe or welfare benefit plan, agreement or arrangement, whether formal or informal; and (iv) any other existing “employee benefit plan” as such term is defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), in each case, that are in effect that cover current or former employees, consultants or directors of the Company and are maintained, sponsored, contributed to or required to be contributed to by the Seller or any of its Affiliates or with respect to which the Seller or any Affiliate has or could reasonably be expected to have any liability (those arrangements disclosed in said schedule are herein collectively referred to as the “Benefit Plans”). Benefit Plans that are maintained, sponsored, contributed to or required to be contributed to solely by the Company and that provide coverage or benefits for the current or former employees of the Company are referred to herein as “Company-Sponsored Benefit Plans.” Employees of the Company (and their eligible dependents and beneficiaries) will not be eligible to continue as “active” participants under any Benefit Plan other than Company-Sponsored Benefit Plans after the Closing. The Company has made available for review to Purchaser the most recent plan document and summary plan description, in each case as applicable, with respect to the Benefit Plans.

(b)           To the Company’s Knowledge, the Company has not engaged in a transaction in connection with which it could be subject either to a material civil penalty assessed pursuant to Section 502(i) of ERISA or a material tax imposed by Section 4975 of the Code.

(c)           With respect to each Benefit Plan that is a Pension Plan, as defined in Section 3(2) of ERISA, the following is true and correct as of the Closing: (i) all contributions required to be made under Section 412 of the Code and Section 302 of ERISA (whether or not waived) have been made when due, and all premium payments to the PBGC have been made when due; (ii) there is no event or condition existing (other than the transactions contemplated by this Agreement) which could be deemed a “reportable event” within the meaning of Section 4043 of ERISA with respect to which the notice requirement has not been waived, and no condition exists which would subject the Seller or any ERISA Affiliate to a fine under Section 4071 of ERISA; (iii) no amendment has occurred which has required or could require the Seller or any ERISA Affiliate to provide security to such Pension Plan under Section 412 or 436 of the Code or Section 302 of ERISA; (iv) no documentation or other information has been or is currently required to be provided to the PBGC pursuant to Section 4010 of ERISA; (v) there are no contributing sponsors of each such Pension Plan who are not ERISA Affiliates of the Seller; and (vi) no transaction has occurred and no condition exists with respect to such Pension Plan that has subjected or will likely subject the Seller or any ERISA Affiliate to liability under Section 4069 of ERISA.

(d)           Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event, such as termination of employment or other service) (i) result in or cause any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution or increase in benefits with respect to any Company-Sponsored Benefit Plan for any current or former director, officer, employee or other service provider of the Company (other than partial termination resulting from the consummation of this Agreement), (ii) give rise to any obligation to fund any payment or benefit by the Company, (iii) give rise to any limitation on the ability of the Company to amend or terminate any Company-Sponsored Benefit Plan, or (iv) result in any payment or benefit that will be characterized as an “excess parachute payment,” within the meaning of Section 280G of the Code under any Benefit Plan.

(e)           Except as set forth in Section 5.7 hereof, each Company-Sponsored Benefit Plan may be unilaterally amended or terminated by the Company, without material liability or penalty; provided, however, that, each such Company-Sponsored Benefit Plan may provide that (i) existing participants have certain rights upon amendment or termination under a Company-Sponsored Benefit Plan, (ii) underlying insurance or contracts provide certain notice or other withdrawal provisions, and (iii) applicable law may restrict such rights, including under H.R. 3590--111th Congress: Patient Protection and Affordable Care Act and H.R. 4872--111th Congress: Health Care and Education Reconciliation Act of 2010.

(f)           The Company has not participated in, maintained or contributed to or been required to contribute to a “multiemployer plan,” as such term is defined in Section 3(37) of ERISA.

(g)           There are no pending or, to the Company’s Knowledge, threatened claims (other than routine claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted against the Benefit Plans, any fiduciaries of the Benefit Plans with respect to their duties to the Benefit Plans or the assets of any of the trusts under any of the Benefit Plans which would reasonably be expected to result in a material liability of the Company.

(h)           To the Company’s Knowledge, the Company has no agreement or arrangement under which the Company has any material liability under a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code and the applicable Treasury guidance thereunder that does not comply with the requirements of Section 409A of the Code or that does not have remaining a period of time to bring such Benefit Plan into compliance with Section 409A of the Code and the guidance issued thereunder.

(i)           The Company and its ERISA Affiliates have materially complied with the applicable requirements of COBRA and HIPAA with respect to the Benefit Plans under which Company Employees participate.

(j)           The IRS has issued a favorable determination letter or has an application pending or has remaining a period of time to seek a determination letter with respect to each Benefit Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code, copies of which have been made available to Purchaser, and to the Company’s Knowledge, there are no existing circumstances nor any events that have occurred that could reasonably be expected to materially and adversely affect the qualified status of any such plan or the tax-exempt status of any related trust and to result in material liability to Purchaser or its ERISA Affiliates. Each qualified plan has been operated and administered in accordance with, in all material respects, the terms of the qualified plan and applicable law, including ERISA and the Code.

3.21           Litigation. As of the date of this Agreement, there are no pending Proceedings (i) by or against the Company, or (ii) to the Company’s Knowledge, by or against any of the directors or officers of the Company in their capacities as such. To the Company’s Knowledge, no such Proceedings have been threatened in writing against the Company. As of the Closing Date, there will be no Proceedings pending against the Company which would reasonably be expected to have a material and adverse impact on the business of the Company as currently conducted. The Company is not operating under and is not subject to any judgment, writ, order, injunction, award or decree of any court, judge, justice, magistrate or arbitrator, including any bankruptcy court or judge, or any order of or by any Governmental Entity.

3.22           Compliance with Laws; Permits.

(a)           The Company is in compliance in all material respects with all laws, rules and regulations, ordinances, judgments, decrees, orders, writs and injunctions of all United States federal, state, local, foreign governments and agencies thereof that apply and are material to the business, properties or assets of the Company. Since January 1, 2010 through the date hereof, the Company has not received any written notice from a Governmental Entity regarding any material violation of, or material failure to comply with, any material law, judgment or Permit. The Company possesses or has applied for all Permits which are required for the operation of its business as currently conducted and all such issued or granted Permits are in full force and effect, except where the failure to have any such Permits or to be in full force and effect would not materially and adversely affect the business of the Company as currently conducted. Section 3.22(a) of the Disclosure Schedule sets forth all such Permits and applications. This Section 3.22 does not relate to matters with respect to Taxes, which are the subject of Section 3.23, or environmental matters, which are the subject of Section 3.24.

(b)           The Company has, at all times as to which the applicable statute of limitations has not yet expired, conducted its import and export transactions materially in accordance with (i) all applicable U.S. import, export and re-export controls, including the United States Export Administration Regulations and Foreign Assets Control Regulations and (ii) all other applicable import/export controls in other countries in which the Company has conducted import or export transactions. Without limiting the foregoing, the Company has not received written notice to the effect that a Governmental Entity claimed or alleged that the Company was not in compliance in a material respect with any applicable laws relating to the export of goods and services to any foreign jurisdiction against which the United States or the United Nations maintains sanctions or export controls, including applicable regulations of the United States Department of Commerce.

3.23           Taxes.

(a)           (i) All Tax Returns with respect to Tax periods ending on or prior to the Closing Date required to be filed by or on behalf of the Company on or prior to the Closing Date have been, or will be, timely filed, (ii) all such Tax Returns were, or will be, correct and complete in all material respects, (iii) all Taxes shown on any such Tax Return have been, or will be, timely paid, (iv) there is no material deficiency concerning any Tax liability of the Company which has been assessed or claimed by any Taxing authority in writing that has not been settled or paid, (v) there are no investigations, audits, examinations or proceedings currently pending or, to the Company’s Knowledge, threatened against the Company by any Tax authority for the assessment or collection of any Tax, (vi) all Taxes which the Company is required to withhold or collect have been withheld or collected and have been paid over to the proper Governmental Entities and (vii) the Company has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(b)           The Company is not party to a Tax allocation or sharing agreement that will survive the Closing.

(c)           The representations and warranties contained in this Section 3.23 constitute the sole and exclusive representations and warranties of the Company concerning or relating to Tax matters.

(d)           The Company has not entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2).

3.24           Environmental Matters. Since January 1, 2008, to the Company’s Knowledge, the Company has been in compliance in all material respects with Environmental Laws applicable and material to the business of the Company as currently conducted. As of the date hereof, the Company is not subject to any pending, or to the Company’s Knowledge, threatened Proceeding under any Environmental Law. Since January 1, 2008, neither the Seller nor the Company has (a) received any written notice of any complaint, order, directive, citation, notice of potential responsibility, or information request pursuant to an Environmental Law from any Governmental Entity arising out of or attributable to: (i) the current or past presence at any part of the property owned or leased by the Company of a hazardous substance (as hereinafter defined) or any other waste or pollutant regulated under the Environmental Laws; (ii) the current or past release or threatened release into the environment from the property owned or leased by the Company of any hazardous substance or any other waste or pollutant regulated under the Environmental Laws; (iii) the off-site disposal by the Company of a hazardous substance or waste; (iv) any facility operations or procedures of the Company that do not conform in all material respects to applicable requirements of the Environmental Laws; or (v) any violation of Environmental Laws by the Company at any part of the property owned or leased by the Company or otherwise arising from the activities of the Company or (b) generated, produced, or caused any “release” of a “hazardous substance,” as those terms are defined in the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. §9601, et seq., or the unlawful discharge of any other waste or pollutant regulated under the Environmental Laws, including without limitation petroleum hydrocarbons, in excess of a reportable quantity, which release or discharge remains unresolved on any real property owned or leased by the Company. The Company possesses all Permits which are required for the Company to conduct its business as currently conducted under Environmental Laws, except where the failure to have any such Permits would not materially and adversely impact the business of the Company as currently conducted. Other than those that have been provided or made available to Purchaser, to the Company’s Knowledge, there are no material environmental reports, investigations or audits conducted by or on behalf of the Company relating to premises currently or previously owned, leased or operated by the Company. The representations and warranties contained in this Section 3.24 constitute the sole and exclusive representations and warranties of the Seller concerning or relating to environmental matters.

3.25           Bank Accounts. Section 3.25 of the Disclosure Schedule sets forth (a) the names and locations of all banks, trust companies, savings and loan associations and other financial institutions at which the Company maintains safe deposit boxes, checking accounts or other accounts of any nature and (b) the names of all Persons authorized to cause the Company to draw thereon, make withdrawals therefrom or have access thereto.

3.26           Brokers or Finders. No broker, investment banker, financial advisor or other Person, other than those whose fees and expenses shall be paid by the Seller, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Seller or any of its Affiliates or Representatives.

3.27           Transactions with Related Parties. No current officer or director of the Seller or the Company or Person known by the Seller or the Company to be an Affiliate of any of them, is currently a party to any material transaction or agreement with the Company.

3.28           No Other Representations. Except for the representations and warranties contained in this Article III, neither the Seller nor any Person acting on behalf of either of them makes any representation or warranty, express or implied.

ARTICLE IV

Representations and Warranties of Purchaser

4.1           Organization and Qualification. Purchaser is a open/public stock corporation duly organized, validly existing and in good standing, or the equivalent, under the laws of Chile, and is duly authorized to transact business and is in good standing in each jurisdiction in which the ownership of its assets or conduct of its business requires such qualification, except where the failure to be so authorized and in good standing would not have a Material Adverse Effect on Purchaser.

4.2           Authority. Purchaser has all requisite power and authority to execute, deliver and perform its obligations under this Agreement and the other documents, instruments and certificates to be executed and delivered by Purchaser pursuant to this Agreement. The execution, delivery and performance by Purchaser of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of Purchaser and its stockholders.

4.3           Enforceability. This Agreement has been duly executed and delivered by Purchaser, and, assuming due and valid authorization, execution and delivery hereof by the Seller, is a valid and binding obligation of Purchaser, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other similar laws of general application affecting enforcement of creditors’ rights generally and to general equity principles (regardless whether considered in a proceeding in equity or at law).

4.4           Approvals. None of the execution, delivery or performance of this Agreement by Purchaser, the consummation by Purchaser of the transactions contemplated hereby or compliance by Purchaser with any of the provisions hereof will (a) conflict with or result in any breach of any provision of the certificate of incorporation or bylaws or other organizational documents of Purchaser, (b) require any filing with, or permit, authorization, consent or approval of, any Governmental Entity, (c) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Purchaser is a party or by which Purchaser or any of its properties or assets may be bound, or (d) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Purchaser or any of its properties or assets, excluding from the foregoing clauses (b), (c) and (d), (1) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws in connection with the transactions contemplated hereby, (2) filings required pursuant to the HSR Act and (3) such violations, breaches or defaults which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Purchaser.

4.5           Availability of Funds.

(a)           Purchaser currently has or at the Closing will have sufficient immediately available funds in cash to pay (i) the Closing Purchase Price, and (ii) any other amounts payable pursuant to this Agreement and to effect the transactions contemplated hereby.

(b)           Purchaser has received an executed commitment letter, dated as of the date of this Agreement (including all exhibits, schedules, annexes and amendments thereto as of the date of this Agreement, the “Debt Commitment Letter”), from Deutsche Bank AG London Branch (the “Lenders”) to provide Purchaser with up to the amount set forth therein in debt financing at the Closing (the “Debt Financing”). Purchaser has provided the Seller with a true, complete, correct and fully executed copy of the Debt Commitment Letter and will provide the Seller with a true, complete, correct and fully executed copy of each commitment letter entered into in connection with any Alternate Financing. The Debt Commitment Letter so provided is in full force and effect and is a valid, legal, binding and enforceable obligation of Purchaser, and to Purchaser’s Knowledge, the other parties thereto (provided that, if Purchaser has entered into any Alternate Financing, the phrase “Debt Commitment Letter so provided” shall be deemed to mean, for purposes of this sentence, the commitment letter with respect to such Alternate Financing). Any Alternate Financing arranged pursuant to Section 5.11(c) (including any new financing commitment) put in place after the date hereof (x) will be in full force and effect from the time the commitment letter(s) with respect thereto have been executed until the earlier of the Closing or such time as any replacement Alternate Financing (including any new financing commitment) has been put in place in compliance with Section 5.11(c) and (y) will be a valid, legal, binding and enforceable obligation of Purchaser, and to Purchaser’s Knowledge, the other parties thereto. In addition, (i) except as expressly permitted by Section 5.11(c) or with the express written consent of the Seller, (x) no Debt Commitment Letter (or any commitment letter in respect of any Alternate Financing) has been amended, restated or otherwise modified, (y) the financing commitments in the Debt Commitment Letter (or any commitment letter in respect of any Alternate Financing) have not been withdrawn or terminated and (z) the financing commitments in the Debt Commitment Letter (or any commitment letter in respect of any Alternate Financing) have not been rescinded in any respect (and no party thereto has indicated an intent to so rescind), (ii) none of Purchaser or its Affiliates is in material breach of any of the terms or conditions set forth in the Debt Commitment Letter (or any commitment letter in respect of any Alternate Financing) and (iii) assuming the accuracy of the representations and warranties of the Seller set forth in Article III, in all material respects and as of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a breach on the part of Purchaser under any term or condition of the Debt Commitment Letter. Purchaser has fully paid any and all commitment fees and other fees in connection with the Debt Commitment Letter (or any commitment letter in respect of any Alternate Financing) that are payable on or prior to the date of this Agreement and shall in the future pay any such fees as they become due. There are no side letters or other agreements, arrangements or understandings (written or oral) relating to the Debt Financing (other than the Debt Commitment Letter and the Fee Letter) to which Purchaser or any of its Affiliates is a party that impose additional conditions precedent to or are otherwise reasonably likely to impair or delay the Closing or the availability of the Debt Financing or any Alternate Financing on the Closing Date.

(c)           Purchaser has no reason to believe that any of the conditions to the Financing contemplated by the Debt Commitment Letter (or any Alternate Financing that may be contemplated by any future commitment letter in respect of any Alternate Financing) will not be satisfied on the Closing Date or that the Debt Financing or any portion thereof (or, in the event any Alternate Financing is arranged in accordance with Section 5.11, the Alternate Financing or any portion thereof) will otherwise not be available to Purchaser on the Closing Date. The net proceeds of the Debt Financing or any Alternate Financing arranged pursuant to Section 5.11, together with available funds of Purchaser, will be sufficient for satisfaction of all of Purchaser’s obligations hereunder, including the payment of the Closing Purchase Price and any other amounts required to be paid in connection with the consummation of the transactions contemplated hereunder. There are no conditions precedent or other contingencies (including in any fee letter between Purchaser and the Lenders (the “Fee Letter”)) (i) to the availability of any “market flex” provisions set forth in the Debt Commitment Letter (or any commitment letter in respect of any Alternate Financing) or Fee Letter (or any fee letter in respect of any Alternate Financing), and (ii) other than as expressly set forth in the Debt Commitment Letter (or any commitment letter in respect of any Alternate Financing), to any lenders’ obligations to fund the Debt Financing or any Alternate Financing that replaces the Debt Financing.

4.6           Securities Matters. The Shares are being acquired by Purchaser for its own account, and not with a view to, or for the offer or sale in connection with, any public distribution or sale of the Shares or any interest in them. Purchaser has sufficient knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of its investment in the Shares, and Purchaser is capable of bearing the economic risks of such investment, including a complete loss of its investment in the Shares. Purchaser acknowledges that the Shares have not been registered under the Securities Act, or any state or provincial securities laws, and understands and agrees that it may not sell or dispose of any of the Shares except pursuant to a registered offering in compliance with, or in a transaction exempt from, the registration requirements of the Securities Act and any applicable state securities laws.

4.7           Solvency. Immediately following the Closing, the Company will be Solvent.

4.8           Litigation. There are no Proceedings pending against Purchaser, nor, to Purchaser’s Knowledge, any Proceedings threatened against Purchaser that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Purchaser.

4.9           Independent Investigation. In making the decision to enter into this Agreement and to consummate the transactions contemplated hereby and thereby, other than reliance on the representations and warranties contained in Article III and the covenants and obligations of the Seller set forth in this Agreement and in any agreement entered into in connection herewith, Purchaser has relied solely on its own independent investigation, analysis and evaluation of the Company (including Purchaser’s own estimate and appraisal of the value of the Company and the financial condition, operations and prospects of the Company).

4.10           Brokers or Finders. No broker, investment banker, financial advisor or other Person, other than Deutsche Bank, whose fees and expenses shall be paid by Purchaser, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser or any of its Affiliates or Representatives.

4.11           No Other Representations. Except for the representations and warranties contained in this Article IV, neither Purchaser nor any Person acting on behalf of Purchaser makes any representation or warranty, express or implied.

ARTICLE V

Covenants

5.1           Conduct of the Company. Except with the prior written consent of Purchaser, which shall not be unreasonably withheld, conditioned or delayed, or as set forth in Section 5.1 of the Disclosure Schedule or except as specifically required or permitted by this Agreement or required by applicable law (provided that the Seller shall notify Purchaser of its inability to comply with this Section 5.1 in any material respect as a result of any requirements of applicable laws), from the date hereof until the Closing, the Seller shall cause the Company to:

(a)           conduct and operate its business only in the ordinary course; and

(b)           use commercially reasonable efforts to (i) preserve the business organizations intact and preserve the Company Rights, (ii) maintain its employment relationships, and (iii) maintain existing relationships and the goodwill of its suppliers, customers, lessors, creditors, distributors and others with whom it has business relations.

5.2           Prohibited Action. Except with the prior written consent of Purchaser, which shall not be unreasonably withheld, conditioned or delayed, or as set forth in Section 5.2 of the Disclosure Schedule or except as specifically required or permitted by this Agreement or required by applicable law, from the date hereof until the Closing, the Seller shall cause the Company not to:

(a)           amend or otherwise change its articles of incorporation or bylaws;

(b)           issue, sell, authorize for issuance or sale, transfer, grant any right, pledge, dispose of or encumber any equity interests of the Company, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any such interests;

(c)           declare, set aside, make or pay any dividend or other distribution payable in cash, equity interests, property or otherwise with respect to any equity interests of any of the Company, other than cash sweeps or dividends to the Seller and its Affiliates;

(d)           participate in activity of the type sometimes referred to as “trade loading” or “channel stuffing” with the intention of causing an artificial increase, temporary or otherwise, in the demand for the products offered by the Company prior to the Closing, including sales (i) with payment terms longer than terms customarily offered by the Company, (ii) at a greater discount from listed prices than customarily offered for such products, other than pursuant to a promotion of a nature previously used in the ordinary course of business for such product or brand, (iii) at a price that does not give effect to any general increase in the list price for such product publicly announced prior to the Closing Date outside the scope of any previous promotion of the Company relating to any of its products, (iv) with shipment terms more favorable to the customer than shipment terms customarily offered by the Company, (v) in a quantity greater than the reasonable resale requirement of the particular customer, (vi) in conjunction with other material benefits to the customer not previously offered in the ordinary course of business to such customer or (vii) accelerating the timing of any new releases for existing products;

(e)           enter into, materially modify, cancel or terminate any contract or agreement that provides for the supply of grapes with a cost to the Company in excess of one hundred thousand dollars ($100,000);

(f)           make or authorize any capital commitment, capital lease, or any other expenditure with respect to property, plant or equipment, except in the ordinary course of business and not in excess of one hundred thousand dollars ($100,000);

(g)           adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company;

(h)           change in any material respect any of the accounting principles, methods or practices used by it;

(i)           enter into, modify, accelerate, cancel or terminate any employment agreement, except in the ordinary course of business;

(j)           increase the base compensation, bonus to, or benefits payable or to become payable to its directors, officers, employees or consultants or other independent contractors of the Company (other than in the ordinary course of business ), terminate any employee of the Company (other than in the ordinary course of business in instances where the terminated employee is paid less than one hundred thousand dollars ($100,000), or for Cause), grant any severance, retention or termination pay to, or enter into any severance agreement with, any director, officer or other employee of the Company, consultant or other independent contractor of the Company, or establish, adopt, enter into or amend any Company-Sponsored Benefit Plan or other plan, agreement, trust, fund, policy or arrangement for the benefit of any such then-current director or Company Employee, except pursuant to a Benefit Plan existing on the date hereof and except that the Company may (i) make bonus payments consistent with past practices; (ii) enter into or make any amendments to Company-Sponsored Benefit Plans to comply with applicable laws or consistent with past practice; (iii) increase the compensation payable to, or to become payable to, its officers or employees in the ordinary course of business; or (iv) amend any Benefit Plan of the Seller for which no material financial obligation of the Company would be incurred;

(k)           acquire, including by merger, consolidation, acquisition of stock or assets or otherwise, any equity interest in or any material portion of the assets of, or by any other manner acquire, any business or any Person or division thereof;

(l)           sell, lease, transfer or otherwise dispose of any assets or property of the Company, except in the ordinary course of business or pursuant to existing contracts and other than cash sweeps or dividends to the Seller and its Affiliates and the transfer of accounts receivable to the Seller and its Affiliates;

(m)           (i) incur any Indebtedness, (ii) mortgage, pledge or subject to any Lien (other than Permitted Liens) any of the assets or property of the Company, or (iii) make any loan to, or advance (other than the advancement of expenses to employees in the ordinary course of business), invest in, or guarantee any Indebtedness of any other Person;

(n)           pay, cancel, compromise, release, discharge, settle or satisfy any claims, suits or liabilities or other obligations, other than the payment, discharge or satisfaction in the ordinary course of business of liabilities reflected or reserved against in the Reference Balance Sheet, or incurred subsequent to such date in the ordinary course of business;

(o)           settle or compromise any Proceeding, other than in the ordinary course or where the liability of the Company is limited to money damages;

(p)           directly or indirectly, engage in any transaction with, or enter into any contract or other agreement with, any director, officer, holder of five percent (5%) or more of the outstanding shares of capital stock of an Affiliate of the Company or any individual known to the Company to be a family member of any such Person other than cash sweeps to the Seller and its Affiliates, contributions of working capital from the Seller or its Affiliates or the transfer of accounts receivable to the Seller and its Affiliates;

(q)           enter into any contract or other agreement that limits the ability of the Company to compete in or conduct any line of business or compete with any Person in any geographic area or during any period;

(r)           make, rescind, or change any material Tax election, settle or compromise any material Tax liability or audit, or file any material amended Tax Return;

(s)           enter into any additional lease with respect to the Owned Real Property or Leased Real Property, except in the ordinary course of business;

(t)           enter into, accelerate, terminate, amend or modify in any material respect any contract or agreement listed in Section 3.12 of the Disclosure Schedule or any Real Estate Lease, except in the ordinary course of business;

(u)           sell, assign, transfer, license or sublicense, pledge or otherwise encumber any of the Company Intellectual Property other than in the ordinary course of business;

(v)           otherwise take any actions or omit to take any actions that would or would be reasonably likely to result in any of the conditions to the Closing set forth in Article VI not being satisfied; or

(w)           agree or commit, whether in writing or otherwise, to do any of the foregoing.

5.3	Filings; Other Actions; Notification.

(a)           Each of the Seller and Purchaser shall cooperate with the other and use all reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable under this Agreement and applicable laws to consummate the transactions contemplated hereby as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary applications, notices, petitions, filings and other documents and to obtain as promptly as practicable all Permits, consents, approvals, registrations and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the transactions contemplated hereby (it being understood that the failure to obtain any such Permits, consents, approvals, registrations or authorizations shall not, by itself, cause the conditions set forth in Section 6.2(b) or Section 6.3(b), as applicable, to be deemed not to be satisfied, and it being further understood that neither party nor their Affiliates shall be required to expend any money other than for filing fees or expenses, their own respective legal fees and expenses in connection with complying with the immediately following sentence of this Section 5.3(a) or de minimis costs or expenses or agree to any restrictions to obtain any such Permits, consents, approvals, registrations and authorizations). Subject to the parenthetical of the immediately preceding sentence, the Seller shall use all reasonable efforts to transfer (subject to receipt of any required consents) the agreements set forth on Part I of Section 5.3 of the Disclosure Schedules to the Company prior to the Closing, and upon Purchaser’s written request, the Seller will contact the counterparty to the agreements set forth on Part II of Section 5.3 of the Disclosure Schedule to facilitate discussions between Purchaser and such counterparty regarding the feasibility of replicating services under such agreements for the benefit of the Company on a stand-alone basis following the Closing. Subject to applicable laws and agreed upon confidentiality restrictions relating to the exchange of information, the parties hereto shall have the right to review in advance, and will consult the other on, all the information relating to the Seller or Purchaser, as the case may be, and any of their respective Affiliates, that appear in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the transactions contemplated hereby (other than with respect to filings under the HSR Act, proprietary business information that is not customarily exchanged between parties in a transaction such as the transactions contemplated hereby). In exercising the foregoing right, each party shall act reasonably and as promptly as practicable.

(b)           Subject to applicable confidentiality restrictions, the Seller shall and Purchaser shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, executive officers and stockholders and members and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of Purchaser or the Seller to any third party and/or any Governmental Entity in connection with the transactions contemplated by this Agreement.

(c)           As soon as reasonably practicable and in any event within two (2) Business Days following the date hereof, Purchaser and the Seller shall each prepare and file complete Premerger Notification and Report Forms (“HSR Forms”) and other related materials required to be filed with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice in order to comply with the HSR Act. Such HSR Forms shall be complete and in compliance with the requirements of the HSR Act to ensure that the HSR Act waiting period commences upon the filing of the HSR Forms by both parties as required pursuant to this Section 5.3. Purchaser and the Seller shall submit any other filings, submissions or notices required with respect to the transactions contemplated hereunder under any other Antitrust Law or by any other Governmental Entity. Purchaser and the Seller shall use their respective reasonable best efforts to furnish or file, as appropriate, all materials promptly thereafter that are required or requested to be submitted by any of the Governmental Entities having jurisdiction over such filings. Purchaser and the Seller shall take all reasonable actions and shall file and use all reasonable best efforts (i) to obtain written acknowledgement from the Federal Trade Commission and any other applicable Governmental Entity of its receipt of the necessary documents and notifications as may be required under the HSR Act or other Antitrust Law and (ii) to obtain an early termination of the applicable waiting period. Each party shall promptly inform the other party of any communication with, and any proposed understanding, undertaking, or agreement with, any Governmental Entity regarding any such filings, submissions, or communications.

(d)           Each of Purchaser and the Seller shall use its reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the transactions contemplated by this Agreement under the HSR Act, as amended, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other federal, state or foreign statutes, rules, regulations, orders or decrees that are designed to prohibit, restrict or regulate actions having the purpose or effect of threatening a substantial lessening of competition, monopolization or restraint of trade (collectively, “Antitrust Laws”). In connection therewith, if any administrative or judicial action or proceeding is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Antitrust Law, each of Purchaser and the Seller shall cooperate and use its reasonable best efforts to vigorously contest and resist any such action or proceeding and to have vacated, lifted, reversed, or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, or restricts consummation of any such transaction. Each of Purchaser and the Seller shall use its reasonable best efforts to take such action as may be required or advisable to cause the expiration of the waiting periods under the HSR Act or other Antitrust Laws with respect to such transactions as promptly as possible after the execution of this Agreement. The foregoing provisions of this Section 5.3(d) will not be deemed to require Purchaser to enter into any agreement, consent decree or other commitment requiring Purchaser or any of its Affiliates (including for this purpose, the Company) to divest (including through the grant of license rights) or hold separate any assets or to take other action (collectively, “Remediation Action”) if any such Remediation Action would have a material adverse effect on the business, assets, properties, liabilities, condition (financial or otherwise), operating results or operations of Purchaser and its Affiliates, taken as a whole.

(e)           The Seller and Purchaser each shall keep each other apprised of the status of matters relating to completion of the transactions contemplated hereby, including (i) promptly furnishing the other with copies of notices or other communications received by the Seller or Purchaser, as the case may be, or by any of their respective Affiliates, from any third party and/or any Governmental Entity with respect to the transactions contemplated by this Agreement and (ii) promptly informing the other party of any communication with, and any proposed understanding, undertaking, or agreement with, any Governmental Entity regarding any filings or the transactions contemplated hereby. The Seller and Purchaser each shall give prompt notice to the other party upon discovering: (i) any fact or the occurrence or nonoccurrence of any event that would require modifying, supplementing or correcting the disclosures then contained in the Disclosure Schedule to make any representation and warranty true and correct as of the date of this Agreement or on and as of the Closing Date (or for representations and warranties made as of a specified date, as of the specified date); (ii) the occurrence or nonoccurrence of any event which would reasonably be likely to cause any representation or warranty of such party contained in this Agreement or the Disclosure Schedule to be untrue or inaccurate in any material respect, such that the condition set forth in Section 6.2(a) or Section 6.3(a), as applicable, would not be satisfied as of the date of such event or as of the Closing Date; (iii) any failure of the Seller or Purchaser, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such party hereunder; or (iv) the occurrence or nonoccurrence of any event which would reasonably be likely to cause any condition to the obligations of either party to effect the transactions contemplated hereby to not be satisfied. The notification shall include a reasonably detailed statement of the relevant facts relating to the discovery. No notification pursuant to this Section 5.3(e) will be deemed to amend or supplement the Disclosure Schedule, prevent or cure any misrepresentation, breach of warranty or breach of covenant, or limit or otherwise affect any rights or remedies available to the parties, including pursuant to Article VIII and Article X.

(f)           Upon the reasonable request by Purchaser, the Seller shall provide limited powers of attorney to Purchaser to enable Purchaser to file reports and other required forms with the United States Department of Treasury and the Alcohol and Tobacco Tax and Trade Bureau (“TTB”) for operation of the Owned Real Property and Leased Real Property where the Company currently holds a federal basic permit to operate bonded wineries (“Permitted Facilities”), in compliance with federal law, pending issuance of Purchaser’s federal basic permits to operate bonded wineries at the Permitted Facilities. Purchaser shall indemnify, defend, protect and hold the Seller and its Affiliates harmless from and against any and all Losses incurred by the Seller or any of its Affiliates relating to or arising out of the limited powers of attorney or any filings or actions taken by Purchaser or any of its Affiliates in connection therewith. The preceding indemnity obligation is not subject to any of the limitations contained in Section 8.4 hereof. So long as Purchaser is operating the Permitted Facilities pending issuance of Purchaser’s basic permits, Purchaser shall be responsible for timely filing all required reports and excise tax documents with TTB and to timely pay all federal excise taxes to TTB for Purchaser’s wine when such taxes are due.

5.4           Confidentiality. The Seller shall use commercially reasonable efforts to ensure that all confidential information concerning the Company which the Seller and its Affiliates or any of their Representatives may now possess or may hereafter create or obtain relating to the financial condition, results of operations, business, properties, assets, liabilities or future prospects of the Company or any customer or supplier of the Company shall not be published, disclosed, or made accessible by any of them to any other Person at any time or used by any of them without the prior written consent of Purchaser; provided, however, that the restrictions of this provision shall not apply (i) as may otherwise be required by law, (ii) as may be necessary or appropriate in connection with the enforcement of this Agreement, or (iii) to the extent such information shall have otherwise become publicly available other than as the result of a breach by the Seller of its obligations under this Agreement. The restrictions of this Section 5.4 shall survive for a period of one (1) year following the Closing.

5.5           Access; Confidentiality.

(a)           Upon reasonable advance notice to the Seller and subject to the prior written consent of Timothy Nall, which shall not be unreasonably withheld, the Seller shall afford Purchaser and its Representatives reasonable access, during normal business hours throughout the period prior to the Closing, to the properties, books, contracts and records of the Company and, during such period, shall furnish promptly to Purchaser and its Representatives all information concerning the business, properties, assets, contracts, Permits, results of operations and personnel of the Company as may reasonably be requested; provided, however, that the Seller may restrict the foregoing access to the extent that (i) in the reasonable judgment of the Seller, any law, treaty, rule or regulation of any Governmental Entity applicable to the Seller or the Company requires the Seller or the Company to restrict or prohibit access to any such properties or information, (ii) in the judgment of the Seller, the information is subject to confidentiality obligations to a third party, (iii) such disclosure would result in disclosure of any Trade Secrets of third parties, or (iv) disclosure of any such information or document could result in the loss of attorney-client privilege; provided, however, that with respect to this clause (iv), the Seller and/or its counsel shall use their reasonable efforts to enter into such joint defense agreements or other arrangements, as appropriate, so as to avoid the loss of attorney-client privilege; and provided further that as a condition to such access, Purchaser hereby agrees (x) that Purchaser and its Representatives shall not interfere with the operations of the properties, (y) to pay for the cost to repair any damage caused by Purchaser or its Representatives and (z) to indemnify, defend and hold the Seller and its Affiliates harmless with respect to any personal injury or property damage arising from or relating to entry on the Owned or Leased Real Property by Purchaser or its Representatives. All requests by Purchaser and its Representatives for information and access made pursuant to this Section 5.5 shall be made in writing directed to Timothy Nall. Further, Purchaser shall not contact any supplier, customer or vendor of the Company or the Seller without obtaining prior written consent of an executive officer of the Seller.

(b)           The parties hereto will hold any such information in confidence pursuant to the terms of the Confidentiality Agreement. The parties hereto will continue to abide by the terms of that certain confidentiality agreement, dated November 19, 2010, between the Seller and Purchaser (the “Confidentiality Agreement”), the terms of which are incorporated by reference into this Agreement, and which terms shall survive until the Closing, at which time the Confidentiality Agreement will terminate; provided, however, that if this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement shall continue in full force and effect. Beginning on the date of this Agreement, neither the Company, the Seller, nor any of their respective Affiliates, will waive any right under any other nondisclosure agreement previously entered into by the Company or the Seller and any other Person with respect to evaluation of the sale of the Company without the prior written consent of Purchaser.

(c)           From and after the Closing, Purchaser shall preserve and retain all information and books and records of the Company, including accounting, legal, personnel, auditing and other books and records and any documents relating to any governmental or non-governmental claims, actions, suits, Proceedings or investigations with respect to the Company on or prior to the Closing Date in a manner consistent with the document retention policy of Purchaser made available to the Company prior to the Closing.

(d)           In the event and for so long as the Seller or any of its Affiliates is contesting or defending against or prosecuting any third-party charge, complaint, action, suit, proceeding, hearing, investigation, claim or demand relating to the indemnification matters provided for in Section 8.2, Purchaser will (and will cause its Affiliates to) use all reasonable efforts to (i) fully cooperate with the Seller, its Affiliates and their respective Representatives in, and, subject to Section 5.5(e), assist the Seller, its Affiliates and their respective Representatives with, the contest, defense or prosecution, (ii) make available its personnel (including for purposes of fact finding, consultation, interviews, depositions and, if required, as witnesses), and (iii) provide such information, testimony and access to its books and records, in each case as shall be reasonably requested in connection with the contest, defense or prosecution.

(e)           The Seller shall reimburse Purchaser for reasonable out-of-pocket costs and expenses incurred in connection with assisting the Seller pursuant to subsection (d) of this Section 5.5 at the request of the Seller, its Affiliates and their respective Representatives. No party shall be required by this Section 5.5 to take any action that would unreasonably interfere with the conduct of its business or unreasonably disrupt its normal operations. Any information received by any party pursuant to this Section 5.5 shall be subject to the Confidentiality Agreement.

5.6           Publicity. Neither the Seller nor Purchaser shall issue any press releases or otherwise make any public announcement with respect to this Agreement and the transactions contemplated hereby without the prior written consent of the other party. The Seller and Purchaser shall consult with each other subject to Section 5.3, prior to making any filings with any third party and/or any Governmental Entity (including any national securities exchange) with respect to this Agreement and the transactions contemplated hereby. Nothing contained in this Agreement shall prohibit the Seller or Purchaser or any of their respective Affiliates from publicly disclosing this Agreement and the transactions contemplated hereby to the extent such disclosure is required under applicable law or by obligations pursuant to any listing agreement with, or any rules of, any national securities exchange. Either party may file this Agreement and disclose the transactions contemplated hereunder publicly with the United States Securities and Exchange Commission without the prior written consent of the other party to the extent such filing is required by law; provided, however, that each of the Seller and Purchaser agrees to use reasonable efforts to advise the other party prior to making such filing or disclosure.

5.7	Employee Benefits.

(a)           Except for the employees listed on Section 5.7(a) of the Disclosure Schedule (as updated from time to time by the Company or the Seller) who become employees of the Seller or any of its Affiliates (other than the Company) prior to the Closing, Purchaser agrees to continue the employment of, and retain on the payroll of the Company, all of the employees of the Company immediately prior to the Closing (each, a “Company Employee”).

(b)           For the twelve (12) months following the Closing, each Company Employee shall continue in the employ of the Company (or Purchaser or any of its Affiliates) at a salary or wage that is no less than the base salary or the base wage rate, plus cash bonus (including target value of short-term and long-term incentive, provided that any equity component may be paid in cash in lieu of equity, and holiday bonus) opportunities, plus any shift, incentive or piece-rate differentials applicable with respect to such Company Employee determined immediately prior to Closing (or, as applicable, immediately prior to his or her approved leave of absence during which the Closing Date occurs and after which he or she returns to active employment) (“Equivalent Wage”). Equivalent Wage shall not include the value of any Benefit Plan other than cash bonuses. Absent Cause, Purchaser shall not reduce, and shall cause its Affiliates not to reduce, a Company Employee’s Equivalent Wage for the twelve (12) month period following the Closing Date.

(c)           Subject to the provisions contained in this Section 5.7, Purchaser may terminate or relocate the employment of any Company Employee following the Closing, with or without Cause. In the event within the twelve (12) month period following the Closing Date (i) Purchaser or any of its Affiliates terminates any Company Employee without Cause or (ii) any Company Employee resigns or terminates his or her service with Purchaser or any of its Affiliates for Good Reason, Purchaser shall, and shall cause each of its Affiliates to, comply with the severance terms specified in this subsection. Each Company Employee will be provided a severance payment of no less than the product of such employee’s weekly rate of base pay multiplied by one of the following, as applicable: (i) for salaried employees, the greater of (x) four (4), or (y) such employee’s Years of Service, in each case, multiplied by two (2), but not less than eight (8) or more than fifty-two (52) in the aggregate; or (ii) for hourly employees, the greater of (x) two (2), or (y) such employee’s Years of Service with the Seller, Purchaser and each of their Affiliates (including service with predecessor entities), but not more than thirteen (13). In addition, Company Employees shall also be entitled to a subsidy for COBRA health benefits continuation coverage for those employees who are terminated without Cause or resign for Good Reason less than twelve (12) months following the Closing Date who are enrolled in medical/dental coverage and electing COBRA continuation coverage (at a cost to the employee equal to the monthly premiums paid by such employee immediately prior to termination of employment, subject to such changes as may be implemented for similarly situated employees from time to time) for a period of weeks not less than the multiple determined in clause (i) above. For purposes of this section, “Years of Service” means completed full calendar years of service with Purchaser, the Seller and their respective Affiliates based on the “latest hire date” information set forth in the list made available to Purchaser as described in the second sentence of Section 3.19(a), excluding any fractional years of service. The benefits described in this section are contingent on the employee signing a release agreement for the benefit of both Purchaser and the Seller. Purchaser shall obtain such signed release agreement from each Company Employee in a form reasonably acceptable to both parties. Payments will be made in accordance with normal payroll cycles and will be subject to all applicable tax withholdings.

(d)           For a period of twelve (12) months following the Closing, Purchaser shall arrange (or cause its applicable Affiliate to arrange) for each Company Employee who is participating in a Benefit Plan immediately prior to the Closing (as well as his/her eligible beneficiaries and dependents) to be eligible to participate in General Benefit Plans that provide coverage, benefits and cash equivalents that are substantially similar in the aggregate to the coverage and benefits provided under the Benefit Plans in which the Company Employees participate immediately prior to the Closing; provided, however, that (i) if Purchaser or any of its Affiliates as of the Closing does not maintain a defined benefit pension plan, then Purchaser shall increase its contribution per Company Employee under a defined contribution plan by two and one-half percent (2.5%) of each such Company Employee’s eligible compensation, and (ii) if Purchaser or any of its Affiliates as of the Closing does not maintain a retiree health program, then Purchaser shall not be required to comply with this provision solely with regard to the coverage provided under that plan.

(e)           Following the Closing, Purchaser shall cause service performed by Company Employees for the Company (or any predecessor entities) based on the Years of Service definition, to be taken into account for purposes of eligibility to participate, and vesting, vacation, paid time off, seniority rights and applicability of minimum waiting periods for participation under the benefit plans of Purchaser and its Affiliates in which Company Employees participate to the extent such service was credited by the Seller or the Company under similar benefit plans. Notwithstanding the foregoing, nothing in this Section 5.7 shall be construed to require crediting of service that would result in (i) duplication of coverage or benefits, or (ii) service credit under a newly-established plan for which prior service is not taken into account, in each case unless otherwise required by law.

(f)           Without limiting the foregoing, from and after the Closing, Purchaser shall use its best efforts to: (i) cause to be waived any pre-existing conditions or limitations, eligibility waiting periods or required physical examinations under welfare benefit plans, policies or practices of Purchaser or its Affiliates for Company Employees and their beneficiaries and dependents, and (ii) cause to be credited any deductibles, out-of-pocket expenses, co-pays and similar payments incurred by Company Employees and their beneficiaries and dependents during any portion of the benefit plan’s year prior to participation in each such benefit plan provided by Purchaser and its Affiliates; provided, however, that with regard to any Company Employee who is hired or who otherwise first becomes eligible to participate in a Benefit Plan within ninety (90) days prior to Closing, Purchaser shall not be required to comply with subsection (i) herein for each such Company Employee for a period of up to ninety (90) days following that Company Employee’s date of hire or initial eligibility.

(g)           Effective as of the Closing, the Company shall cease to be an adopting employer, plan sponsor, administrator and fiduciary under each Benefit Plan that is not a Company-Sponsored Benefit Plan and, accordingly, Company Employees (and their eligible dependents and spouses) shall cease to be eligible to participate under such Benefit Plans as of the Closing Date. From and after the Closing, the Seller shall retain all liability and responsibility with respect to all benefits accrued through the Closing Date (or in the case of a health and welfare benefit plan, with respect to all eligible expenses incurred through the Closing Date, without regard to whether such claims were reported prior to such date) under each Benefit Plan that is not a Company-Sponsored Benefit Plan; none of the Company, Purchaser or any Affiliate of either shall have any liability with respect thereto, and the Seller shall indemnify and hold harmless, the Company, Purchaser and each of their Affiliates with respect thereto, subject to Article VIII.

(h)           The Seller and Purchaser will each take all actions necessary to cause a spin-off of the portion of the Seller’s Flexible Spending Account Plan covering Company Employees to Purchaser’s cafeteria plan in accordance with Revenue Ruling 2002-32 and subsequent guidance. Purchaser will provide the Seller with reasonable evidence of applicable compliance hereunder prior to any such spin-off of the recordkeeping account balances. Participant elections, contribution levels and coverage levels, as in effect prior to the Closing Date, will continue to be effective on and after the Closing Date and accordingly, honored under Purchaser’s flexible spending account program in the same manner as under the Seller’s Flexible Spending Account Plan. As soon as reasonably practicable following the Closing Date, the Seller will transfer to Purchaser the net amount equal to participant contributions to the Seller’s Flexible Spending Account Plan from January 1, 2011, up to the Closing Date, less reimbursements during such period. The Seller shall not be responsible for, and shall have no liability relating to, resulting from or arising out of the provision of health reimbursement and dependent care reimbursement benefits to Company Employees following the transfer of the health flexible spending account balances and dependent care flexible spending account balances to Purchaser’s plan. Notwithstanding the foregoing, if Purchaser or any of its Affiliates as of the Closing does not maintain a flexible spending account program pursuant to Code Section 105, then Purchaser shall not be required to comply with this subsection.

(i)           As of the Closing Date, Purchaser shall provide continuation coverage under COBRA to Company Employees (and their dependents) or any other individual who is an M&A qualified beneficiary (as defined in Treasury Regulation Section 54.4980B-9, Q&A-4(b)) of the Company (collectively, the “M&A Qualified Beneficiaries”). Purchaser shall indemnify, defend and hold harmless the Seller for, from and against any and all claims, losses, liabilities, costs and expenses (including attorney’s fees and expenses) relating to, arising out of, or resulting from any and all COBRA obligations, liabilities and claims related to M&A Qualified Beneficiaries. Purchaser further agrees and acknowledges that in the event that it ceases to provide any group health plan to any employee prior to the expiration of the continuation coverage period for all M&A Qualified Beneficiaries (pursuant to Treasury Regulation Section 54.4980B-9, Q&A-8(c)), then Purchaser shall provide the Seller with (i) written notice of such cessation as far in advance of such cessation as is reasonably practicable under the circumstances (and, in any event, at least thirty (30) days prior to such cessation), and (ii) all information necessary or appropriate for the Seller to offer continuation coverage to such M&A Qualified Beneficiaries should it be legally required to do so.

(j)           Within a reasonable time, but not exceeding ninety (90) days, following the Closing Date, Purchaser shall designate or establish one or more defined contribution plans to receive a transfer of account balances (including, without limitation, notes evidencing loans made to Company Employees under the Seller 401(k) Plans) of Company Employees maintained under the Seller 401(k) Plans. As soon as reasonably possible after the requirements set forth in the preceding sentence are satisfied, the Seller shall cause the portion of the Seller 401(k) Plans representing the account balances of Company Employees to be transferred or spun-off to the plan(s) designated or established by the Company pursuant to the first sentence of this paragraph. The Seller and Purchaser shall take all steps necessary or appropriate to carry out the plan-to-plan transfer or spin-off contemplated by this paragraph, including but not limited to, providing any advance notice to participants and beneficiaries of the Purchaser 401(k) Plan and filing any advance notices required by any federal laws, including the Code, ERISA and the regulations issued thereunder. Purchaser shall take any and all steps necessary or appropriate to maintain the tax-qualified status of any plan(s) (and the related tax-exempt status of the accompanying trust(s)) designated or maintained pursuant to this paragraph.

(k)           Notwithstanding any other provision in the Agreement to the contrary, no Company Employee (or his or her beneficiary or dependent) shall accrue additional benefits under, remain covered by, or participate in any Benefit Plan and any other employee benefits plan, program or arrangement sponsored, maintained or established by the Seller that are not Company-Sponsored Benefit Plans; provided, however, that, the Seller shall maintain such Company Employee’s account under the Seller 401(k) Plan and his or her recordkeeping account under the Seller Flexible Spending Account Plan, as set forth in this Section.

(l)           Outstanding equity awards to Seller employees under the Seller’s Omnibus Compensation Plan and the Seller’s 2004 Omnibus Compensation Plan will be honored by the Seller in accordance with the terms of such awards.

(m)           The Company shall remain responsible for all accrued vacation, sick pay or paid time off for Company Employees.

(n)           Notwithstanding any provision in this Agreement, nothing herein is intended to or shall be construed to amend, modify or terminate any Benefit Plan or to affect the Seller’s, Purchaser’s or each of their Affiliate’s ability to amend, modify or terminate any Benefit Plan. Nothing herein is intended to or shall be construed to require the Seller, Purchaser or each of their Affiliates to continue the employment of any Company Employee and each such employee may be terminated by the Seller, Purchaser or each of their Affiliates after the Closing for any reason or no reason.

5.8           Expenses. Except as otherwise provided in this Agreement, all costs and expenses, whether direct or indirect, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense. If this Agreement is terminated, the obligation of each party to pay its own expenses will be subject to any rights of such party arising from any breach of this Agreement by the other party.

5.9           WARN Act Compliance. For at least ninety-one (91) days following the Closing, Purchaser will cause the Company to continue the employment of a legally sufficient number of employees at each “single site of employment” (and at each “facility” and “unit” within each “single site” of employment) so that the Seller shall not be deemed to have effected a “plant closing” or “mass layoff” under the Worker Adjustment and Retraining Act, 29 U.S.C. 2101-2109 (the “WARN Act”). Purchaser will also cause the Company to continue the employment of a legally sufficient number of employees at each “covered establishment” so that the Seller shall not be deemed to have effected a “mass layoff,” “plant closing” or “relocation” of the requisite number of part- or full-time employees under the California Labor Code, sections 1400-1408 (the “California WARN Act”). All quoted terms used in this Section 5.9 and not otherwise defined herein shall have the meaning ascribed to such terms under the WARN Act and the California WARN Act, as applicable.

5.10           Treatment of Seller Guaranties. Purchaser shall use its commercially reasonable efforts to have released and cancelled at the Closing each letter of credit, surety bond, guaranty or other credit support obligation of the Seller or any of its Affiliates with respect to any obligation or liability of the Company (each, a “Seller Guaranty”); provided, however, that to the extent that any Seller Guaranty cannot be so released and cancelled, Purchaser shall use commercially reasonable efforts, at Purchaser’s expense, to cause itself to be substituted for the Seller and each of Seller’s Affiliates directly affected thereby in respect of such Seller Guaranty (or if not possible, added as the primary obligor with respect thereto). If Purchaser is not able to either release and cancel such Seller Guaranty or cause itself to be so substituted in all respects in respect of such Seller Guaranty, then Purchaser shall, at its election (a) obtain and deliver to the Seller at Closing or as soon as is practicable thereafter, letters of credit in favor of the Seller, on terms and conditions, and from financial institutions, which in each case are reasonably satisfactory to the Seller, with respect to all the obligations covered by each Seller Guaranty or (b) otherwise indemnify, defend and hold harmless the Seller and each such Affiliate of the Seller with respect to all liabilities or expenses that might arise or be incurred by the Seller or such Affiliate of the Seller with respect to any such Seller Guaranty. The Seller will, and shall cause its Affiliates to, cooperate and use its reasonable best efforts to assist Purchaser in performing its obligations under this Section 5.10.

5.11           Financing.

(a)           Purchaser shall use reasonable best efforts to take, or cause to be taken, all appropriate action, do, or cause to be done, all things necessary, proper or advisable under applicable law, and to execute and deliver, or cause to be executed and delivered, such instruments and documents as may be necessary, proper or advisable to arrange and obtain the Debt Financing as promptly as reasonably practicable on the terms and subject only to the conditions described in the Debt Commitment Letter and Fee Letter, including (i) to negotiate and enter into definitive agreements (the “Definitive Agreements”) with respect to the Debt Financing on the terms and subject only to the conditions contained in the Debt Commitment Letter and Fee Letter or on such other terms as Purchaser and the Lenders shall agree so long as the terms of the Definitive Agreements (w) do not reduce the aggregate amount of the Debt Financing to below the amount set forth in the Debt Commitment Letter, (x) do not contain additional or modified conditions or other contingencies to the funding of the Debt Financing than those contained in the Debt Commitment Letter, and (y) are otherwise not reasonably likely to impair or delay the Closing or the date on which the Debt Financing would be obtained, (ii) to satisfy (or obtain the waiver of) on a timely basis all conditions to obtaining the Financing applicable to Purchaser or its Affiliates set forth in the Debt Commitment Letter and the Definitive Agreements, (iii) to comply in all material respects with its obligations under the Debt Commitment Letter (or obtain the waiver of such obligations) and (iv) to consummate the Debt Financing contemplated by the Debt Commitment Letter and the Fee Letter at or prior to the Closing, including by using its reasonable best efforts to cause the Lenders to fund the Debt Financing.

(b)           Purchaser shall give the Seller prompt notice upon becoming aware of any material breach of any Commitment Letter or Definitive Agreement (if a Definitive Agreement is executed prior to Closing) by a party to such Commitment Letter or Definitive Agreement or any termination of any Commitment Letter, Fee Letter or Definitive Agreement (if a Definitive Agreement is executed prior to Closing). Purchaser shall keep the Seller informed on a timely basis and in reasonable detail of the status of its efforts to arrange the Financing and any material developments relating to the Financing and shall promptly provide to the Seller copies of the executed Definitive Agreements and any other agreements in respect of the Financing (provided that Purchaser shall not be obligated to provide any Fee Letter). Further, Purchaser shall not agree to or permit any amendment, supplement or other modification of, or waive any of its rights under, any Commitment Letter, Fee Letter or any Definitive Agreement without the Seller’s prior written consent, except that Purchaser may amend, supplement or modify the Debt Commitment Letter, Fee Letter or Definitive Agreement if such amendment, supplement or modification (i) does not reduce the aggregate amount of the Debt Financing, (ii) does not contain additional or modified conditions or other contingencies to the funding of the Debt Financing relative to those contained in the Debt Commitment Letter, and (iii) is otherwise not reasonably likely to impair or delay the Closing or the date on which the Debt Financing would be obtained; provided, however, that Purchaser shall notify the Seller in writing of any such amendment, supplement or other modification of, or waiver of any of its rights under, any Commitment Letter or any Definitive Agreement no later than the time such amendment, supplement, modification or waiver is agreed. Purchaser shall refrain, and shall cause its Affiliates to refrain, from taking, directly or indirectly, any action that is reasonably likely to result in the failure of any of the conditions contained in any Commitment Letter or any Definitive Agreement.

(c)           Notwithstanding anything herein to the contrary, at Purchaser’s option after the date of this Agreement but prior to Closing, one or more Commitment Letters may be superseded by replacement commitments (other than amounts that are replaced by Purchaser’s cash on hand) from alternate sources (such portion from alternate sources, the “Alternate Financing”) on terms and conditions that will enable Purchaser to consummate the transactions contemplated hereby, including purchase of the Shares and payment of the Purchase Price in cash, and that are not less favorable in the aggregate to Purchaser and the Seller than those contained in the Commitment Letters and Fee Letter; provided that such Alternate Financing shall not (i) be subject to any additional or materially modified conditions or other contingencies to the funding of the Financing than those contained in the Commitment Letters or (ii) otherwise be reasonably likely to impair or delay the Closing or the date on which the Financing would be obtained. Purchaser shall deliver to the Seller complete and correct copies of all amendments, supplements, other modifications or agreements pursuant to which any Alternate Financing shall be made available to Purchaser. In the event all or any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter, Purchaser shall immediately notify the Seller and Purchaser shall use its reasonable best efforts to obtain promptly any such unavailable amount in the form of Alternate Financing.

(d)           Prior to the Closing, the Seller shall, and shall cause the Company to, and shall use commercially reasonable efforts to cause its and their respective officers, employees and Representatives to, use commercially reasonable efforts to provide such cooperation as may reasonably be requested by Purchaser in connection with the closing of the Debt Financing, including with respect to (i) entering into, as of and effective immediately following the Closing, customary financing agreements, including underwriting, purchase and credit agreements, in connection with the Debt Financing, (ii) participating in a reasonable number of meetings, due diligence sessions, road shows and rating agency presentations, (iii) assisting in preparing offering memoranda, rating agency presentations, private placement memoranda, prospectuses and similar documents, (iv) cooperating with Purchaser’s legal counsel in connection with any legal opinions that such legal counsel may be required to deliver in connection with the Debt Financing, (v) executing and delivering any pledge and security documents and otherwise reasonably facilitating the granting of a security interest (and perfection thereof) in collateral, guarantees, mortgages, other definitive financing documents or other certificates or documents as may be reasonably requested by Purchaser, (vi) taking all corporate actions, subject to the occurrence of the Closing, necessary to permit the consummation of the Closing and (vii) otherwise providing available documents and information relating to the Company, in the case of each of clauses (i) through (vii), as may be reasonably requested by Purchaser; provided, however, that the actions contemplated by this Section 5.11(d), including in the foregoing clauses (i) through (vii), do not (A) interfere with the ongoing operations of the Company or the Seller, (B) cause any representation or warranty in this Agreement to be breached, (C) cause any condition to Closing set forth in Article VI to fail to be satisfied or otherwise cause any breach of this Agreement or any material contract or agreement to which the Seller or any of its Affiliates is a party, (D) require the Seller or any of its Affiliates to pay any out-of-pocket fees or expenses prior to the Closing that are not simultaneously reimbursed by Purchaser or (E) involve any binding commitment by the Seller or any of its Affiliates which commitment is not conditioned on the Closing and does not terminate without liability to the Seller or any of its Affiliates upon the termination of this Agreement; provided, further, that any and all information and documents provided by the Seller or any of its Affiliates that are delivered to agents and Lenders under the Debt Commitment Letter and their Representatives shall be subject to customary arrangements for confidentiality that are substantially similar to the provisions in the Confidentiality Agreement, including Purchaser providing prior written notice of disclosure to the Seller. Notwithstanding anything to the contrary herein, it is understood and agreed by the parties that (i) the conditions set forth in Section 6.2(b), as applied to the Seller’s or the Company’s obligations under this Section 5.11(d), shall be deemed to be satisfied unless the Debt Financing has not been obtained solely and as a direct result of the Seller’s intentional and material breach of its obligations under this Section 5.11(d), and (ii) under no circumstances will the Seller or the Company be required to prepare or deliver audited financial statements of the Company. Purchaser and its Affiliates shall, on a joint and several basis, indemnify and hold harmless the Seller and its Affiliates and their respective directors, officers, employees and Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Debt Financing and any information used in connection therewith.

(e)           Notwithstanding anything to the contrary contained herein, Purchaser acknowledges and agrees that its obligation to consummate the purchase of the Shares and the other transactions contemplated under this Agreement on the terms and subject to the conditions set forth herein are not conditioned upon the availability or consummation of the Debt Financing or receipt of the proceeds therefrom.

For purposes of this Section 5.11, Section 11.5, Section 11.6 and Section 11.7, (i) the terms “Debt Financing” and “Financing” shall also be deemed to include any Alternate Financing, (ii) the terms “Debt Commitment Letter,” “Commitment Letter” and “Fee Letter” shall also be deemed to include any commitment letter (or similar agreement) or fee letter, as applicable, with respect to such Alternate Financing as well as any commitment letter (or similar agreement) or fee letter, as applicable, as amended, supplemented or modified in accordance with this Section 5.11 and (iii) the term “Lender” shall also be deemed to include any lender under any Alternate Financing.

5.12           No Negotiation. Until the earlier of the termination of this Agreement in accordance with its terms or the Closing, the Seller will not, and will cause its Affiliates and will instruct its Representatives not to, directly or indirectly, (a) solicit, initiate or encourage any inquiry or the making of any proposal or offer, (b) enter into, continue or otherwise participate in any negotiations, (c) furnish to any Person any non-public information or grant any Person access to the Company’s properties, books, contracts, personnel and records, or (d) enter into any contract or agreement, in each case, regarding or with respect to any business combination transaction involving the Company or any other transaction to acquire all or any part of the assets (other than sales of assets in the ordinary course of business), business or properties of the Company or any amount of the capital stock of the Company (whether or not outstanding), whether by merger, purchase of assets, purchase of stock, tender offer, license or otherwise, other than with Purchaser. The Seller will immediately cease and cause to be terminated any such negotiations that are the subject of clauses (a) or (b) above and will immediately cease providing and request the return of any non-public information and terminate any access of the type referenced in clause (c) above. The foregoing shall not preclude the Seller, any of its Affiliates or any of their respective Representatives from taking any action to solicit any proposal, indication of interest or offer from any Person relating to, or otherwise take any action with respect to, any liquidation, dissolution, recapitalization, merger, consolidation or acquisition or purchase of all or any portion of the assets of, or any equity interest in, the Seller or any of its Affiliates (other than the Company) or other similar transaction or business combination involving an interest in the Seller or any of its Affiliates (other than the Company).

5.13           Non-Competition and Non-Solicitation.

(a)           As a material inducement for Purchaser to enter into this Agreement and consummate the transactions contemplated hereby during the period commencing on the Closing Date and ending on the second anniversary of the Closing Date (the “Restricted Period”), neither the Seller, nor subsidiary entities controlled by the Seller, will engage in any business in the United States and Canada that develops, produces, markets, sells or distributes wines in the same varietals as those produced and sold by the Company as of the Closing and either (i) having a retail shelf price for a 750 ml. product of less than $10.00 USD ($15.00 CAN) (and price equivalents thereto for other formats) as measured by the Nielsen average retail shelf price for the preceding fifty-two (52)-week period (“Minimum Retail Price”), or (ii) promoted as organically made or made with organic grapes (collectivley (i) or (ii), a “Competing Business”). For avoidance of doubt, the restrictions set forth in this Section 5.13 shall not apply to any party’s business or operations in Europe, Asia, Southeast Asia, the Pacific, South America, Latin America or Mexico.

(b)           Notwithstanding the terms of the foregoing subsection (a), nothing contained herein shall prohibit or restrict the Seller or any of its Affiliates from directly or indirectly:

(i) operating and expanding operations related to the Sonoma-Cutrer products;

(ii) engaging in any transaction, joint venture, agency relationship, partnership, merger, investment, loan, acquisition or purchase (regardless of form, including acquisitions of assets or equity interests), consolidation or other transaction involving Heck Estates, Gary Heck, Korbel Bros., or any of their respective Affiliates, successors or assigns, or operating and expanding products marketed, sold or distributed pursuant to an agency relationship between the Seller and Heck Estates, Gary Heck, Korbel Bros., or any of their respective Affiliates, including but not limited to Korbel Champagne products;

(iii) providing any services contemplated by the Transition Services Agreement;

(iv) developing, producing, marketing, selling or distributing wines not promoted as organically made or made with organic grapes, and having an average retail shelf price for the 750 ml. product (and other formats) in excess of the applicable Minimum Retail Price, similarly measured by the Nielsen average retail shelf price for the preceding fifty-two (52)-week period;

(v) acquiring or owning interests in or securities of any Person for passive investment purposes (whether or not such Person is engaged in a Competing Business) to the extent that such ownership does not confer on the Seller more than twenty-five percent (25%) of the equity or voting power of such Person;

(vi) acquiring interests in or securities of any Person as an investment by any pension fund or fund of any other benefit plan of the Seller or its Affiliates, whether or not such Person is engaged in a Competing Business; or

(vii) acquiring, by merger, consolidation or otherwise, all or any portion of the equity interests or assets of any Person and operating any Competing Business of such Person; provided that to the extent more than two percent (2%) of the aggregate consolidated net sales revenues of the Seller and its Affiliates following such transaction (calculated on a pro forma basis based on the respective aggregate consolidated revenues of the Seller and its Affiliates and such Person (or the portion of the assets thereof subject to the transaction) in their respective most recently completed fiscal years prior to completion of such transaction) were derived, directly or indirectly, from such Competing Business, then the Seller shall use its commercially reasonable efforts to divest that portion of its and its Affiliates’ business which is primarily engaged in such Competing Business within one (1) year of completion of such transaction, provided that no divestment is required to be made more than two (2) years after the Closing Date.

(c)           Purchaser agrees that Section 5.13(a) shall not be binding on or be applicable to or restrict any Person (an “Acquirer”) that directly or indirectly acquires a majority equity interest in the Seller (or any “merger-of-equals” involving the Seller) or any of its Affiliates (each, an “Acquired Entity”) or all or a portion of the business or assets of the Seller or any of its Affiliates, regardless of the form of such transaction, and shall not be binding on or be applicable to or restrict such Acquirer or any Affiliate of such Acquirer, including the Acquired Entity, so long as the Acquirer was not an Affiliate of the Seller at the time of acquisition.

(d)           Purchaser agrees that Section 5.13(a) shall not be binding on or be applicable to or restrict any shareholder, employee, director, representative of the Seller or Seller’s Affiliates, nor any other Person in which the Seller does not own, directly or indirectly, a majority of the economic interests.

(e)           If, at the time of enforcement of the covenants contained in Section 5.13(a), a court of competent jurisdiction holds that the duration, scope or area restrictions stated herein are unreasonable under circumstances then existing, the parties agree that the maximum duration, scope or area reasonable under such circumstances shall be substituted for the stated duration, scope or area and that such court shall be allowed and directed to revise the restrictions contained herein to cover the maximum period, scope and area permitted by law.

(f)           During the Restricted Period, the Seller shall not (i) call upon any employee who is, at the time the individual is called upon, an employee of the Company for the purpose or with the intent of soliciting such employee away from or out of the employ of the Company, or (ii) directly induce or attempt to induce any customer, strategic partner, supplier, distributor or landlord of the Company to cease or reduce the extent of its business with the Company; provided, however, that this Section 5.13 will not prohibit the Seller from engaging in general media advertising or solicitation that may be targeted to a particular geographic or technical area but that is not specifically targeted towards employees of the Company.

5.14           Certain Information; Cooperation.

(a)           In order to facilitate the resolution of any claims made against or incurred by Purchaser relating to the Company, for a period of seven (7) years after the Closing or, if shorter, the applicable period specified in the Seller’s document retention policy then-in-effect (in which case the Seller will notify Purchaser at least twenty (20) Business Days in advance of destroying any such books and records), the Seller will (i) retain the books and records relating to the Company for all periods prior to the Closing which will not otherwise have been delivered to Purchaser and (ii) upon reasonable notice, afford Purchaser and its Representatives reasonable access (including the right to make, at Purchaser’s expense, photocopies), during normal business hours, to such books and records. Purchaser expressly acknowledges that (A) certain of such records and materials may primarily relate to the businesses of the Seller and its Affiliates, other than the Company, and that, in such case, the Seller may withhold portions thereof that do not relate to the Company, and (B) the Seller will not be required to disclose to Purchaser (including, for such purpose, its agents and representatives) any information if such disclosure would, in the Seller’s sole discretion, (I) jeopardize any attorney-client or other legal privilege or (II) contravene any applicable laws.

(b)           Upon the request of any Climate Registry Organization or the Seller or any of its Representatives, Purchaser, at the Seller’s cost and expense, shall promptly make available to such Climate Registry Organization, the Seller or such Representatives, as applicable, any and all information and documents reasonably required in connection with (i) the Seller’s reporting of information to such Climate Registry Organization in respect of the Owned Real Property or Leased Real Property for calendar year 2010 or the period from January 1, 2011 through the Closing Date, or (ii) any verification undertaken by or on behalf of such Climate Registry Organization of such reported information. The Parties agree that any and all emission credits or renewable energy certificates issued on the basis of the information reported to the Climate Registry Organization prior to the Closing Date shall remain the sole and exclusive property of the Seller, and that neither Purchaser nor the Company shall have any right, title or interest in any such credits or certificates provided, that, the foregoing does not adversely impact the Purchaser’s or the Company’s rights under any Permits necessary for the operation of the Company, provided, that, the foregoing does not adversely impact the Purchaser’s or the Company’s rights under any Permits necessary for the operation of the Company. In furtherance of the foregoing, prior to the Closing the Company shall transfer any and all emission credits or renewable energy certificates to the Seller.

5.15           Intercompany Arrangements. Other than those set forth in Section 5.15 of the Disclosure Schedule, the Seller will cause any intercompany contract or arrangement among the Company, on the one hand, and the Seller or any other Affiliate of the Seller, on the other hand, to be terminated in its entirety without any liability of the Company effective no later than as of the Closing.

5.16           Pre-Closing Transfers. Prior to the Closing, the Seller shall transfer to the Company, free of royalty or other payment obligations, all of the Seller’s rights, title and interest in and to the Internet domain names and Trademarks (including any applications) set forth on Section 3.17 of the Disclosure Schedule (the “Transferred Seller Assets”) in the name of the Seller pursuant to an assignment agreement in recordable form reasonably acceptable to Purchaser (the “Transferred Seller Assets Assignment”). Prior to the Closing, the Company shall transfer to the Seller, free of royalty or other payment obligations, all of the Seller’s rights, title and interest in and to the assets set forth on Exhibit C pursuant to an assignment agreement in recordable form reasonably acceptable to Purchaser. The Seller shall take all steps reasonably necessary, and at Seller’s sole expense, to consummate and record the transfer of any Trademarks, Internet domain names, Patents or Copyrights subject to the transfer and assignments referred to in this Section 5.16.

ARTICLE VI

Conditions

6.1           Conditions to Each Party’s Obligations. The respective obligation of each party to consummate the transactions contemplated hereby is subject to the fulfillment, satisfaction or waiver at or prior to the Closing of each of the following conditions:

(a)           HSR Act. All applicable waiting periods (and any extensions thereof) under the HSR Act shall have expired or otherwise been terminated without action by the Antitrust Division of the United States Department of Justice or the Federal Trade Commission to prevent consummation of the transactions contemplated by this Agreement.

(b)           No Order. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which (i) is in effect, and (ii) has the effect of making the transactions contemplated hereby illegal or otherwise prohibiting or preventing the consummation of the transactions contemplated hereby.

(c)           Proceeding. No Proceeding instituted by any Governmental Entity of competent jurisdiction which seeks to prevent or enjoin the transactions contemplated hereby shall have been commenced and be continuing.

6.2           Conditions to Purchaser’s Obligations. Purchaser’s obligation to consummate the transactions contemplated hereby shall be subject to the fulfillment or satisfaction of the following conditions, any of which may be waived in writing by Purchaser in whole or in part:

(a)           Representations and Warranties. Each of the representations and warranties of the Seller contained in this Agreement, when read without qualification as to materiality or Material Adverse Effect, shall have been true and correct on the date of this Agreement and shall be true and correct on and as of the Closing Date, as though made on and as of the Closing Date (except for representations and warranties made as of a specified date, which need be true and correct only as of the specified date), except where the failure of such representations and warranties to be true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Seller.

(b)           Covenants. The Seller shall have performed and complied in all material respects with all the material agreements and covenants contained herein that are required to be performed by it prior to or at the Closing.

(c)           Closing Documents. The Company and the Seller shall have executed and delivered the closing documents set forth in Section 7.2(a) to be delivered by the Company and the Seller.

(d)           Indebtedness. All Indebtedness (other than capitalized leases and wine bonds) of the Company shall have been paid in full or retired.

6.3           Conditions to the Seller’s Obligations. The Seller’s obligation to consummate the transactions contemplated hereby shall be subject to the fulfillment or satisfaction of the following conditions, any of which may be waived in writing by the Seller in whole or in part:

(a)           Representations and Warranties. Each of the representations and warranties of Purchaser contained in this Agreement, when read without qualification as to materiality or Material Adverse Effect, shall have been true and correct on the date of this Agreement and shall be true and correct on and as of the Closing Date, as though made on and as of the Closing Date (except for representations and warranties made as of a specified date, which need be true and correct only as of the specified date), except where the failure of such representations and warranties to be true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Purchaser.

(b)           Covenants. Purchaser shall have performed and complied in all material respects with all the material agreements and covenants contained herein that are required to be performed by it prior to or at Closing.

(c)           Closing Documents/Payments. Purchaser shall have executed and delivered the closing documents and other deliverables set forth in Section 7.2(b) to be delivered by Purchaser and shall have paid to the Seller the Closing Purchase Price pursuant to Section 2.3.

ARTICLE VII

Closing

7.1           Closing. The Closing shall take place at 10:00 a.m. Pacific time on a date to be specified by the parties hereto, which date shall be no later than the second Business Day after satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions at Closing) at the offices of Pillsbury Winthrop Shaw Pittman LLP, 50 Fremont Street, San Francisco, California, or at such other date, time and place as the parties may agree (the “Closing Date”).

7.2           Deliveries.

(a)           At or prior to the Closing, the Seller shall execute, if applicable, and deliver, or cause its mortgagees or lessees, as appropriate, to execute, if applicable, and deliver, to Purchaser:

(i)           Seller Resolutions. The Seller shall deliver to Purchaser copies of the resolutions of the Board of Directors (or a duly authorized committee thereof) of the Seller, authorizing the execution, delivery and performance of this Agreement, and the incumbency and signatures of the persons executing this Agreement and other documents on behalf of the Seller, all certified by an executive officer of the Seller.

(ii)           Certificate of the Seller. The Seller shall deliver to Purchaser a certificate executed by an executive officer of the Seller attesting to the Seller’s compliance with the matters set forth in Sections 6.2(a), (b) and (d).

(iii)           Director Resignations. The Seller shall deliver to Purchaser resignations, effective as of the Closing, of each of the members of the board of directors of the Company.

(iv)           Delivery of Share Certificates. The Seller shall deliver to Purchaser the certificates representing the Shares, endorsed in blank or accompanied by duly executed assignment documents.

(v)           Organizational Documents and Good Standing Certificate. The Seller shall deliver to Purchaser (A) the Company’s charter and all amendments thereto, certified by the Secretary of State of the State of California not more than five (5) Business Days prior to the Closing Date, (B) a Certificate of Good Standing of the Company, certified by the Secretary of State of the State of California not more than five (5) Business Days prior to the Closing Date and (C) copies of the Company’s bylaws and all amendments thereto, certified by an officer of the Seller.

(vi)         Form 8023. The Seller shall have delivered to Purchaser an executed Form 8023.

(vii)        FIRPTA Documentation. The Seller shall deliver to Purchaser a certificate of non-foreign status described in Treasury Regulations Section 1.1445-2(b)(2).

(viii)       Transition Services Agreement. The Seller and the Company shall have executed and delivered to Purchaser the Transition Services Agreement.

(ix)          LBD License Agreement. The Seller shall have executed and delivered to Purchaser the LBD License Agreement.

(x)           Transferred Seller Assets Assignment. The Seller shall have executed and delivered to Purchaser the Transferred Seller Assets Assignment.

(b)           At or prior to the Closing, Purchaser shall execute, if applicable, and deliver to the Seller:

(i)           Purchaser Resolutions. Purchaser shall deliver to the Seller (A) copies of all resolutions of the Board of Directors (or a duly authorized committee thereof) of Purchaser, authorizing the execution, delivery and performance of this Agreement, and (B) the incumbency and signatures of the persons executing this Agreement and other documents on behalf of Purchaser, all certified by an executive officer of Purchaser.

(ii)           Certificate of Purchaser. Purchaser shall deliver to the Seller a certificate executed by an executive officer of Purchaser attesting to Purchaser’s compliance with the matters set forth in Sections 6.3(a) and (b).

(iii)           Good Standing Certificate. Purchaser shall deliver to the Seller a Certificate of Good Standing, or the Chilean equivalent, from Purchaser, dated a reasonable date prior to the Closing Date.

(iv)           Form 8023. Purchaser shall have delivered to the Seller within the time period specified in Section 9.1(b) an executed Form 8023.

(v)            Transition Services Agreement. Purchaser shall have executed and delivered to the Seller the Transition Services Agreement.

(vi)           LBD License Agreement. Purchaser and the Company shall have executed and delivered to the Seller the LBD License Agreement.

(vii)          Purchase Price. Purchaser shall pay the Closing Purchase Price to the Seller pursuant to Section 2.3.

ARTICLE VIII

Indemnification

8.1           Survival. The representations and warranties of the parties hereto contained herein shall survive the Closing for a period of twelve (12) months after the Closing, irrespective of any facts known to any Indemnified Person at or prior to the Closing and any investigation made by or on behalf of the Indemnified Person; provided, however, that the representations and warranties contained in Section 3.24 (Environmental Matters) shall survive the Closing for a period of twenty-four (24) months, the Tax Representations shall survive the Closing and continue until the expiration of the applicable statutes of limitations, and the Fundamental Representations shall survive indefinitely. Neither the Seller nor Purchaser shall have any liability with respect to any claim for breach of any representation or warranty unless notice of such claims as provided herein is first given before the end of the survival period specified therefor in this Section 8.1 and such notice specifies in reasonably sufficient detail the matter giving rise to the claim, the nature of the claim and, so far as practicable, the amount claimed. In the event of a breach of or a failure by either party hereto to perform any covenant of such party contained in this Agreement, any and all rights and remedies of the other party hereto with respect to such breach or failure shall survive the Closing for the applicable statute of limitations.

8.2           Indemnification by the Seller. Subject to Section 8.1 and Section 8.4, from and after the Closing, the Seller agrees to indemnify Purchaser and each of its Affiliates (collectively, the “Purchaser Indemnified Parties”) against, and agrees to defend and hold Purchaser and its Affiliates harmless from any and all losses, liabilities, claims, damages, reasonable costs and reasonable expenses (including the reasonable fees and expenses of counsel) (“Losses”) incurred or suffered by Purchaser or its Affiliates to the extent arising out of or resulting from:

(a)           any breach of or any inaccuracy in any representation or warranty made by the Seller in this Agreement or in any certificate delivered by the Seller to Purchaser at the Closing pursuant to Section 7.2(a)(ii);

(b)           any breach of or failure by the Seller to perform any covenant or obligation of the Seller contained in this Agreement; or

(c)           (i) any Income Tax liability of the Company attributable to any Tax period that ends on or prior to the Closing Date or the portion of a Straddle Period that ends on or prior to the Closing Date (calculated pursuant to Section 9.1(e)) but only to the extent such Income Tax liability exceeds the estimated Income Tax paid by or on behalf of the Company on or prior to the Closing for such periods, and (ii) all Income Taxes that are attributable to the Seller or any member of a Tax Group of which the Seller or any Affiliate of the Seller (other than the Company) is a member prior to the Closing Date that is imposed under Treasury Regulation Section 1.1502-6 (or any similar provision of law) by reason of the Company being a member of the Tax Group.

For purposes of this Section 8.2, once it has been established that there has been a breach of any representation or warranty, or nonperformance or other breach of any covenant or agreement by the Seller, as such provisions are written (including any materiality or Material Adverse Effect qualification thereto), the amount of any Losses arising from such breach of any representation or warranty, or nonperformance or other breach of any covenant or agreement by the Seller, will be determined without regard to any materiality, Material Adverse Effect or similar qualification in such representation, warranty, covenant or agreement.

8.3           Indemnification by Purchaser. From and after the Closing, Purchaser agrees to indemnify the Seller and each of its Affiliates (collectively, the “Seller Indemnified Parties”) against, and agrees to defend and hold the Seller and its Affiliates harmless from, any and all Losses incurred or suffered by the Seller or its Affiliates to the extent arising out of or resulting from:

(a)           any breach of or any inaccuracy in any representation or warranty made by Purchaser in this Agreement or in any certificate delivered by Purchaser to the Seller at the Closing pursuant to Section 7.2(b)(ii);

(b)           any breach of or failure by Purchaser to perform any covenant or obligation of Purchaser contained in this Agreement; and

(c)           except to the extent provided in Section 8.2(c), any Tax liability of the Company.

For purposes of this Section 8.3, once it has been established that there has been a breach of any representation or warranty, or nonfulfillment, nonperformance or other breach of any covenant or agreement by Purchaser, as such provisions are written (including any materiality or Material Adverse Effect qualification thereto), the amount of any Losses arising from such breach of any representation or warranty, or nonfulfillment, nonperformance or other breach of any covenant or agreement by Purchaser, will be determined without regard to any materiality, Material Adverse Effect or similar qualification in such representation, warranty, covenant or agreement.

8.4           Limitations on Liability. Notwithstanding any other provision of this Agreement or any right or remedy available under any law, from and after the Closing:

(a)           The Purchaser Indemnified Parties shall have the right to payment by the Seller under Section 8.2 only when the Purchaser Indemnified Parties shall have incurred an aggregate indemnifiable Loss or Losses in excess of One Million Seven Hundred Eighty-Five Thousand Dollars ($1,785,000) (the “Indemnity Threshold”). Once the aggregate amount of indemnifiable Loss or Losses exceeds the Indemnity Threshold, the Seller, subject to the other limitations of this Article VIII, shall be required to provide indemnification for all indemnifiable Losses from the first dollar. No claim for any individual Loss or related series of Losses shall be asserted for any purpose hereunder unless the amount of such claim equals or exceeds Fifty Thousand Dollars ($50,000). The foregoing limitations shall not apply to amounts payable pursuant to Section 2.4(f), nor to indemnifiable Losses under Section 8.2(a) with respect to breaches of Fundamental Representation or Tax Representations, under Section 8.2(b) with respect to covenants or obligations to be performed following the Closing (“Post-Closing Covenants”) or under Section 8.2(c) or resulting from or arising out of actual fraud or intentional misrepresentation or breach.

(b)           The Seller shall have no liability under or otherwise in connection with this Agreement or any of the transactions contemplated hereby in excess of fifteen percent (15%) of the Final Purchase Price in the aggregate (the “Cap”), other than with respect to indemnifiable Losses under Section 8.2(a) with respect to breaches of Fundamental Representations or Tax Representations, or under Section 8.2(c) or resulting from or arising out of actual fraud or intentional misrepresentation or breach. The indemnification obligations and liability of the Seller hereunder with respect to or resulting from or arising out of (i) breaches of Tax Representations, when combined with all other Losses or liabilities hereunder, shall in no event exceed twenty percent (20%) of the Final Purchase Price in the aggregate, and (ii) breaches of Fundamental Representations, when combined with all other Losses or liabilities hereunder, shall in no event exceed the Initial Purchase Price in the aggregate. The foregoing limitations shall not apply with respect to claims based on actual fraud, or intentional misrepresentation or breach.

(c)           The Seller Indemnified Parties shall have the right to payment by Purchaser under Section 8.3 only when the Seller Indemnified Parties shall have incurred an aggregate indemnifiable Loss or Losses in excess of the Indemnity Threshold. Once the aggregate amount of indemnifiable Loss or Losses exceeds the Indemnity Threshold, Purchaser, subject to the other limitations of this Article VIII, shall be required to provide indemnification for all indemnifiable Losses from the first dollar. The foregoing limitations shall not apply to amounts payable pursuant to Section 2.4(f), nor to indemnifiable Losses under Section 8.3(a) with respect to breaches of Fundamental Representations, under Section 8.3(b) with respect to breaches of the Post-Closing Covenants or under Sections 8.3(c) or resulting from or arising out of actual fraud, or intentional misrepresentation or breach.

(d)           Purchaser shall have no liability under or otherwise in connection with this Agreement or any of the transactions contemplated hereby in excess of the Cap, other than with respect to indemnifiable Losses under Section 8.3(a) with respect to breaches of Fundamental Representations, or under Sections 8.3(c) or resulting from or arising out of actual fraud or intentional misrepresentation or breach. The indemnification obligations and liability of Purchaser hereunder with respect to or resulting from or arising out of breaches of Fundamental Representations, when combined with all other Losses or liabilities hereunder, shall in no event exceed the Initial Purchase Price in the aggregate. The foregoing limitations shall not apply with respect to claims based on actual fraud, or intentional misrepresentation or breach.

(e)           From and after the Closing, the sole and exclusive liability and responsibility of each party and its Affiliates under or in connection with this Agreement or the transactions contemplated hereby (including for any breach of or inaccuracy in any representation or warranty or for any breach of any covenant or obligation or for any other reason), and the sole and exclusive remedy of the other party and its Affiliates with respect to any of the foregoing, shall be as set forth in this Article VIII. To the extent that a party or any of its Affiliates has any Losses for which it may assert any other right to indemnification, contribution or recovery from the other party or its Affiliates (whether under this Agreement or under any common law theory or any statute or other law), such party hereby waives, releases and agrees not to assert such right, and such party agrees to cause each of its Affiliates to waive, release and agree not to assert such right, regardless of the theory upon which any claim may be based, whether contract, equity, tort, fraud, warranty, strict liability or any other theory of liability.

(f)           Notwithstanding anything contained herein to the contrary, neither party nor any of its Affiliates shall have any liability under or otherwise in connection with this Agreement or the transactions contemplated hereby for any Loss (i) to the extent arising as a result of any action (1) taken or omitted to be taken by the other party or any of its Affiliates, (2) taken or omitted to be taken at the written request or direction of the other party or any of its Affiliates, or (3) permitted or required under this Agreement, (ii) to the extent arising from or relating to any matter expressly disclosed on the Disclosure Schedules to this Agreement, or (iii) to the extent accrued, provided or reserved for, or otherwise taken into account on or in, the Financial Statements or the Final Statement of Working Capital (but only to such extent). In no event shall any party or any of its respective Affiliates have any liability under this Agreement or otherwise in connection with the transactions contemplated hereby for special, speculative, incidental, exemplary, punitive, indirect or consequential damages or for lost profits.

8.5           Claims.

(a)           As promptly as is reasonably practicable after becoming aware of a claim for indemnification under this Agreement not involving a claim, or the commencement of any suit, action or proceeding, of the type described in Section 8.6, but in any event no later than twenty (20) days after first becoming aware of such claim, the Indemnified Person shall give notice to the Indemnifying Person of such claim (the “Claim Notice”), which Claim Notice shall contain: (i) a reasonable explanation of the basis for the notice to the extent of the facts then known by the Indemnified Person that are alleged to constitute the basis for such claim, (ii) the representations, warranties, covenants and obligations alleged to have been breached to the extent of the facts then known by the Indemnified Person, and (iii) the estimated amount that the Indemnified Person seeks hereunder from the Indemnifying Person, together with any information as may be helpful for the Indemnifying Person to determine whether the limitations in Section 8.4 have been satisfied or do not apply; provided that, the failure of the Indemnified Person to deliver a Claim Notice shall not relieve the Indemnifying Person of its obligations under this Article VIII, except to the extent (if any) that the Indemnifying Person shall have been prejudiced thereby. Unless it would reasonably be expected that the Indemnified Person will be prejudiced by such two (2)-week delay, for a period of at least two (2) weeks from the date the Indemnifying Person receives the Claim Notice, the Indemnified Person and the Indemnifying Person shall (A) consult with each other regarding resolution of such claim, (B) attempt to resolve such claim and (C) attempt to resolve whether such claim is an indemnifiable claim hereunder; provided that neither party shall be obligated to take or refrain from taking any action to enforce its rights.

(b)           Any indemnification payments to be made to the Seller or Purchaser pursuant to the foregoing will be made or effected within five (5) Business Days after the date (the “Settlement Date”) on which (i) the amount of such payments is mutually agreed upon by the parties, or (ii) both such amount and the Indemnifying Person’s obligation to pay such amount have been finally determined in accordance with the provisions of Section 11.7 hereof. Any such payments to be made pursuant to the foregoing will be made or effected within five (5) Business Days after the Settlement Date.

8.6           Notice of Third Party Claims; Assumption of Defense. The Indemnified Person shall give notice as promptly as is reasonably practicable, but in any event no later than fifteen (15) days after receiving notice thereof, to the Indemnifying Person of the assertion of any claim, or the commencement of any suit, action or proceeding, by any Person not a party hereto in respect of which indemnity may be sought under or pursuant to this Agreement (which notice shall specify in reasonable detail the nature and amount of such claim together with any information as may be helpful for the Indemnifying Person to determine that the limitations in Section 8.4 have been satisfied or do not apply); provided, however, that the failure of the Indemnified Person to give such notice shall not relieve the Indemnifying Person of its obligations under this Article VIII except to the extent (if any) that the Indemnifying Person shall have been prejudiced thereby. The Indemnifying Person may, at its own expense, (a) participate in the defense of any such claim, suit, action or proceeding and (b) upon notice to the Indemnified Person at any time prior to or during the course of any such claim, suit, action or proceeding, acknowledging in writing its indemnification obligations under this Agreement and assume the defense or investigation thereof with counsel of its own choice and in the event of such acknowledgment and assumption, shall have the exclusive right, subject to clause (i) in the proviso in Section 8.7, to settle or compromise such claim, suit, action or proceeding; provided, however, that prior to assuming such defense, the Indemnifying Person must acknowledge in writing its indemnification obligations under this Agreement and that, subject to the provisions of Sections 8.4 and 8.9, any Losses assessed in connection with such proceeding shall be indemnifiable Losses hereunder and shall be indemnified pursuant to this Article VIII. If the Indemnifying Person assumes such defense, the Indemnified Person shall have the right (but not the duty) to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Indemnifying Person. Whether or not the Indemnifying Person chooses to defend or prosecute any such claim, suit, action or proceeding, all of the parties hereto shall furnish requested information as they may have with respect to such proceeding as reasonably requested and shall otherwise cooperate in the defense or prosecution thereof.

8.7           Settlement or Compromise. Any settlement or compromise made or caused to be made by the Indemnified Person (unless the Indemnifying Person has the exclusive right to settle or compromise under clause (b) of Section 8.6) or the Indemnifying Person, as the case may be, of any such claim, suit, action or proceeding of the kind referred to in Section 8.6 shall also be binding upon the Indemnifying Person or the Indemnified Person, as the case may be, in the same manner as if a final judgment or decree had been entered by a court of competent jurisdiction in the amount of such settlement or compromise; provided, that (i) no obligation, course of remediation, restriction or Loss shall be imposed on the Indemnified Person as a result of such settlement or compromise without its prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed, and (ii) the Indemnified Person will not compromise or settle any claim, suit, action or proceeding without the prior written consent of the Indemnifying Person, which consent shall not be unreasonably withheld, conditioned or delayed.

8.8           Time Limits. Any right to indemnification or other recovery for breach of representations and warranties under this Article VIII shall only apply to Losses with respect to which the Indemnified Person shall have notified the Indemnifying Person in writing within the applicable survival period for such representations and warranties set forth in Section 8.1. If any claim for indemnification or other recovery is timely asserted under this Article VIII, the Indemnified Person shall have the right to bring an action, suit or proceeding with respect to such claim within one (1) year after first giving the Indemnifying Person notice thereof, but may not bring any such action, suit or proceeding thereafter.

8.9	Net Losses and Subrogation.

(a)           Notwithstanding anything contained herein to the contrary, the amount of any Losses incurred or suffered by any Indemnified Person shall be calculated after giving effect to (i) any insurance proceeds received by the Indemnified Person (or any of its Affiliates) with respect to such Losses, and (ii) any recoveries obtained by the Indemnified Person (or any of its Affiliates) from any other third party. Each Indemnified Person shall exercise commercially reasonable efforts to obtain such proceeds, benefits and recoveries, which efforts need not be exercised by the Indemnified Person prior to seeking indemnification from the Indemnifying Person pursuant to this Article VIII. If any such proceeds, benefits or recoveries are received by an Indemnified Person (or any of its Affiliates) with respect to any Losses after an Indemnifying Person has made a payment to the Indemnified Person with respect thereto, the Indemnified Person (or such Affiliate) shall promptly pay to the Indemnifying Person the amount of such proceeds, benefits or recoveries (up to the amount of the Indemnifying Person’s payment).

(b)           Upon making any payment to an Indemnified Person in respect of any Losses, the Indemnifying Person will, subject to the subrogation rights of any applicable insurance policy maintained by the Indemnified Person, to the extent of such payment, be subrogated to all rights of the Indemnified Person (and its Affiliates) against any third party in respect of the Losses to which such payment relates. Such Indemnified Person (and its Affiliates) and Indemnifying Person will execute upon request all instruments reasonably necessary to evidence or further perfect such subrogation rights.

(c)           All amounts paid pursuant to the indemnification provisions of this Article VIII shall, to the extent permitted by applicable law, be treated as adjustments to the Final Purchase Price for all Tax purposes. The amount of any Loss for which indemnification is provided under this Article VIII shall be reduced to take account of any net Tax benefit realized by the Indemnified Person’s Tax Group arising from the incurrence or payment of any such Loss. In computing the amount of any such Tax benefit, the Indemnified Person’s Tax Group shall be deemed to recognize all other items of income, gain, loss deduction or credit before recognizing any item arising from the receipt of any indemnity payment hereunder or the incurrence or payment of any indemnified Loss; provided that no effects on earnings and profits or stock basis shall be taken into account in computing the amount of any payment due under this Agreement. Any indemnification payment hereunder shall initially be made without regard to this Section 8.9(c) and shall be reduced to reflect any such net Tax benefit only after the Indemnified Person’s Tax Group has Actually Realized such benefit. In determining the amount of any such net Tax benefit, (i) if the Indemnified Person’s Tax Group’s taxable income for the year, after taking into account tax loss carryovers, is negative or zero, the Indemnified Person’s Tax Group shall be deemed not subject to Tax for such purpose, and (ii) in all other cases, the Indemnified Person’s Tax Group shall be deemed to be subject to Tax as follows: (A) U.S. federal Income Taxes at the maximum statutory rate then in effect and (B) U.S. state and local Income Taxes at an assumed rate of eight percent (8%) net of U.S. federal Income Tax benefits.

8.10           No Right of Indemnification or Contribution. The Seller has no right of indemnification or contribution against the Company with respect to any breach by the Seller of its representations, warranties, covenants or agreements in this Agreement, the Transition Services Agreement, or in any certificate, instrument or document delivered by the Seller in connection with this Agreement, whether by virtue of any contractual or statutory right of indemnity or otherwise, and all claims to the contrary are hereby waived and released.

8.11           Reimbursement of Expenses. The Indemnifying Person shall reimburse the Indemnified Person on an as-incurred basis for any costs and expenses for which the Indemnified Person is entitled to indemnification hereunder unless there is a dispute about whether the Indemnified Person is in fact entitled to indemnification (it being understood that this provision is not intended to negate a party’s right to dispute a claim for indemnification in accordance with the terms of this Agreement).

ARTICLE IX

Tax Matters

The following provisions (which shall take precedence over any other provision of this Agreement in the event of a conflict) shall govern the allocation of responsibility as between Purchaser and the Seller for certain Tax matters following the Closing Date:

9.1           Section 338(h)(10) Election.

(a)           The Seller and Purchaser shall, with respect to the purchase of the Shares, (i) join in making (A) an election under Section 338(h)(10) of the Code, (B) any election required to be made under state or local law by a taxpayer that has made an election under Section 338(h)(10) of the Code and (C) all elections corresponding to Section 338(h)(10) of the Code under state or local law that are permissive under state or local law (the “Section 338(h)(10) Election”), (ii) provide to the other party (A) the necessary information to permit the Section 338(h)(10) Election to be made and (B) the opportunity to review and approve (such approval not to be unreasonably withheld or delayed) any filings made pursuant to or in furtherance of the Section 338(h)(10) Election (including IRS Form 8883) prior to the making of such filing and (iii) take all actions necessary and appropriate (including filing any necessary forms, returns, elections, schedules and other documents) as may be required to timely effect and preserve (and refrain from taking any actions that interfere with or prevent) the Section 338(h)(10) Election in accordance with the provisions of Section 338(h)(10) of the Code and Treasury Regulation Section 1.338(h)(10)-1 (or any comparable provisions of state or local Tax law). The Seller represents and warrants to Purchaser that, assuming Purchaser is an entity taxable as a corporation for U.S. federal income tax purposes, the Seller is eligible to make an election under Section 338(h)(10) of the Code with respect to the Company in connection with the transactions contemplated by this Agreement. Purchaser represents and warrants to the Seller that Purchaser is eligible to make an election under Section 338(h)(10) of the Code with respect to the Company in connection with the transactions contemplated by this Agreement.

(b)           Without limitation on any other provision hereof, not fewer than five (5) Business Days prior to the Closing Date, Purchaser shall provide to the Seller a fully completed and executed IRS Form 8023, dated as of the Closing Date, in respect of the Section 338(h)(10) Election in form and substance satisfactory to the Seller. The Seller, after reviewing such Form 8023 pursuant to Section 9.1(a)(ii)(B) above, shall execute and deliver to Purchaser at Closing such Form 8023 and shall promptly file such form with the IRS and provide Purchaser with proof of mailing.

(c)           The “aggregate deemed sales price” (as defined in Treasury Regulation Section 1.338-4) and the “adjusted grossed-up basis” (as defined in Treasury Regulation Section 1.338-5) (the “AGUB”) shall be allocated among the assets of the Company (the “Assets”) in accordance with Treasury Regulation Sections 1.338-6 and 1.338-7. Purchaser shall provide the Seller with the amount of Purchaser’s acquisition costs that are to be set forth in box 5b of IRS Form 8883 within sixty (60) days after the Closing Date. The Seller shall determine the AGUB and deliver to Purchaser an allocation of the AGUB among the Assets within one hundred twenty (120) days after the Closing Date (the “Allocation Schedule”). If within thirty (30) days of receipt of the Allocation Schedule, Purchaser notifies the Seller in writing that Purchaser objects to one or more items reflected on the Allocation Schedule, Purchaser and the Seller shall negotiate in good faith to resolve such dispute. If Purchaser and the Seller fail to resolve any such dispute within thirty (30) days, the parties shall submit the dispute for resolution to the Arbiter, whose resolution of the dispute shall be conclusive and binding on both parties. The fees and disbursements of the Arbiter shall be paid fifty percent (50%) by Purchaser and fifty percent (50%) by the Seller. The Allocation Schedule shall be adjusted in accordance with the Arbiter’s resolution of the dispute. The Seller and Purchaser shall file IRS Form 8883 and any other state or local Tax forms required for the Section 338(h)(10) Election in accordance with the Allocation Schedule. The parties agree not to take any position inconsistent with the Allocation Schedule for Tax reporting purposes.

(d)           The Seller and Purchaser shall treat the Company’s assets listed in Exhibit C as having been distributed by the Company to the Seller in the Company’s deemed liquidation resulting from the §338(h)(10) election.

9.2           Tax Return Filings; Tax Payments.

(a)           The Seller shall prepare and file or cause to be prepared and filed (i) all Income Tax Returns (including amendments thereto) required to be filed in respect of the Company for any Tax period ending on or prior to the Closing Date and (ii) any Straddle Period Income Tax Return required to be filed in respect of the Company. Purchaser shall provide to the Seller, at Purchaser’s expense and promptly upon request by the Seller, any information in Purchaser’s possession necessary for the Seller to prepare the Tax Returns described in this Section 9.2(a). The Seller shall timely pay or cause to be paid all Income Taxes shown to be due on such Tax Returns but only to the extent such Income Tax liability exceeds the estimated Income Tax paid by or on behalf of the Company on or prior to the Closing for such periods. No later than five (5) Business Days prior to the due date of any Straddle Period Income Tax Return (taking into account applicable extensions) to be prepared by the Seller, Purchaser shall reimburse the Seller for the portion of Income Taxes related to such Straddle Period Income Tax Return that are allocable to the portion of the Straddle Period commencing after the Closing Date as determined under Section 9.2(e) to the extent Purchaser’s portion of such Income Taxes exceeds the sum of all estimated Income Taxes paid by or on behalf of the Company after the Closing Date in respect of such Straddle Period Income Taxes.

(b)           Purchaser shall prepare and file or cause to be prepared and filed all Tax Returns (including amendments thereto) which are required to be filed in respect of (i) the Company for any Tax period ending on or prior to the Closing Date (except for Income Tax Returns filed by the Seller pursuant to Section 9.2(a)(i)) or any Straddle Period (except for Straddle Period Income Tax Returns, if any, to be filed by the Seller pursuant to Section 9.2(a)(ii)), and (ii) the Company for any Tax period (other than a Straddle Period) ending after the Closing Date. Purchaser shall timely pay or cause to be paid all Taxes shown to be due on such Tax Returns.

(c)           Unless the Seller and Purchaser otherwise agree in writing, all Tax Returns (including amendments thereto) described in Section 9.2(a) and Section 9.2(b) filed after the Closing Date, in the absence of a controlling change in law or circumstances, shall be prepared on a basis consistent with the elections, accounting methods, conventions and principles of taxation used for the most recent Tax periods for which Tax Returns involving similar matters have been filed.

(d)           At least twenty (20) Business Days prior to the due date (taking into account applicable extensions) (or filing date in the case of an amended Tax Return) for filing any Tax Return which the Seller is responsible for filing under Section 9.2(a)(ii) and, upon the request of the Seller, at least twenty (20) Business Days prior to the due date (taking into account applicable extensions) (or filing date in the case of any amended Tax Return) for filing any Tax Return for which Purchaser is responsible for filing under Section 9.2(b)(i), the party responsible under this Section 9.2 for preparation of a particular Tax Return for any period ending on or before the Closing Date or any Straddle Period shall make available a substantially final draft of such Tax Return (or relevant portions thereof) for review and comment by such non-responsible party. Subject to the provisions of this Agreement, all decisions relating to the preparation of Tax Returns shall be made in the sole discretion of the party responsible under this Agreement for such preparation.

(e)           The Income Taxes and any Operational Transfer Taxes of the Company or its business, assets or activities for that portion of any Straddle Period ending on the Closing Date shall be computed on a “closing-of-the-books” basis as if such Tax period ended as of the close of business on the Closing Date, and the Income Taxes and Operational Transfer Taxes of the Company or its business, assets or activities for that portion of any Straddle Period beginning after the Closing Date shall be computed on a “closing-of-the-books” basis as if such Tax period began on the day after the Closing Date. For all Taxes other than Income Taxes and Operational Transfer Taxes, the Taxes of the Company or its business, assets or activities for any Straddle Period shall be computed on a per diem basis and allocated between the period ended as of the close of business on the Closing Date and the period beginning after the Closing Date based on the number of days in such periods divided by the total number of days in the relevant Straddle Period.

9.3           Tax Contests.

(a)           The Seller shall have the exclusive right to represent the interests of the Company in any and all Tax audits, assessments or administrative or court proceedings (“Tax Proceedings”) relating to Tax Returns for Tax periods (or portions thereof) that end on or prior to the Closing Date to the extent that such Tax Proceeding (i) may affect the Tax liability of the Seller or the Company for any Tax period ending on or prior to the Closing Date or any Straddle Period or (ii) may give rise to a Seller indemnification obligation under this Agreement; provided, however, that Purchaser shall have the right, at its sole expense, to participate in any such Tax Proceeding and to employ counsel of its choice (which counsel shall be reasonably acceptable to the Seller) for purposes of such participation to the extent that any compromise, settlement, consent or agreement in such Tax Proceeding would have a material adverse effect on Purchaser and its Affiliates after the Closing Date. The Seller and Purchaser shall jointly agree on the conduct of any Tax Proceedings relating to any Straddle Period Tax Return to the extent that the Seller may have an indemnification obligation with respect to such Straddle Period Tax Return under this Agreement.

(b)           In the event that Purchaser proposes to compromise or settle any Tax claim, or consent or agree to any Tax liability relating to the Acquired Companies for any Tax period ending on or before the Closing Date or any Straddle Period, the Seller shall have the right to review such proposed compromise, settlement, consent, agreement or amendment. Without the prior written consent of the Seller, which shall not be unreasonably withheld or delayed, Purchaser shall not agree or consent to compromise or settle any issue or claim arising in any such Tax Proceeding, or otherwise agree to or consent to any Tax liability, to the extent that any such compromise, settlement, consent, agreement or amendment may affect the Tax liability of the Seller or the Company (or any Tax Group of which the Seller or any Acquired Company is a member) for any Tax period ending on or prior to the Closing Date or any Straddle Period.

(c)           Purchaser shall promptly notify the Seller in writing upon receipt by Purchaser or any Affiliate of Purchaser (including the Company) of any pending or threatened Tax Proceedings relating to the income, properties or operations of the Company for any Tax period ending on or prior to the Closing Date or any Straddle Period.

9.4           Tax Refunds and Carrybacks.

(a)           Retention and Payment of Tax Refunds. Except as otherwise provided in this Agreement, the Seller shall be entitled to retain, and to receive within ten (10) days after Actually Realized by the Company (or a Tax Group of which the Company is a member), the portion of all refunds or credits of Taxes that relate to Tax Periods or portions thereof ending on or before the Closing Date.

(b)           Carrybacks. Unless the parties otherwise agree in writing, Purchaser shall elect and shall cause the Company to elect, where permitted by law, to carry forward any net operating loss, net capital loss, charitable contribution or other item arising after the Closing Date that could, in the absence of such election, be carried back to any period ending on or prior to the Closing Date.

(c)           Refund Claims. The Seller shall be permitted to file at the Seller’s sole expense, and the Company (and any Tax Group of which the Company is a member) shall reasonably cooperate with the Seller in connection with, any claims for refund of Taxes to which the Seller is entitled pursuant to this Section 9.4 or any other provision of this Agreement. The Seller shall reimburse the Company (or Tax Group of which it is a member) for any reasonable out-of-pocket costs and expenses incurred by the Company (or such Tax Group) in connection with such cooperation. The Company shall be permitted to file at the Company’s sole expense, and the Seller shall reasonably cooperate with the Company in connection with, any claims for refunds of Taxes to which the Company is entitled pursuant to this Section 9.4 or any other provision of this Agreement.

9.5           Cooperation on Tax Matters.

(a)           Purchaser and the Seller shall, and the Seller shall cause the Company to, cooperate fully and promptly, as and to the extent reasonably requested by the other party, in connection with (i) filing any Tax Return, amended Tax Return or other Tax filing or claim for refund of Taxes, (ii) determining any Tax liability or right to refund of Taxes, (iii) conducting or defending any Tax Proceeding, or (iv) effectuating the terms of this Agreement. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Purchaser and the Seller agree (i) to retain all books and records with respect to Tax matters pertinent to the Company relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Purchaser or the Seller, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any Tax authority, and (ii) to give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, Purchaser or the Seller, as the case may be, shall allow the other party to take possession of copies of such books and records. Notwithstanding the foregoing, no party shall be unreasonably required to prepare any document, or determine any information, not then in its possession in response to a request under this Section 9.5(a).

(b)           Purchaser and the Seller further agree, upon request, to use their best efforts to obtain any certificate or other document from any Governmental Entity or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

(c)           Purchaser and the Seller further agree, upon request, to provide the other party with all information that either party may be required to report pursuant to Section 6043 of the Code and the regulations promulgated thereunder.

9.6           Transfer Taxes; Tax Sharing Agreements.

(a)           Purchaser shall be responsible for the payment of all Transfer Taxes incurred in connection with this Agreement and the transactions contemplated by this Agreement. Purchaser shall prepare all necessary Tax Returns and other documentation that it is required to prepare under applicable law with respect to all Taxes referenced in the previous sentence. If required by applicable law, the Seller will, and will cause its Affiliates to, join in the execution of any such Tax Returns and other documentation.

(b)           The Seller shall terminate or cause to be terminated any and all Tax allocation or sharing agreements in effect on the Closing Date as between the Seller and its Affiliates (other than the Company), on the one hand, and the Company, on the other hand.

ARTICLE X

Termination

10.1           Termination. This Agreement may be terminated at any time prior to the Closing:

(a)           by mutual written consent of the Seller and Purchaser;

(b)           by either the Seller or Purchaser, upon written notice to the other party, if any Governmental Entity of competent jurisdiction shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated hereby and such order, decree or ruling or other action shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 10.1(b) shall not be available to any party that has not used its commercially reasonable efforts to cause such order, decree or ruling to be lifted;

(c)           by the Seller or Purchaser, at any time after April 29, 2011 (the “Outside Date”), if the Closing shall not have occurred on or before such date; provided, however, that if the transactions contemplated hereby have not been consummated by the Outside Date by virtue of the failure of the fulfillment of the condition set forth in Section 6.1(a), the Outside Date shall be extended until July 31, 2011; provided, however, that the terminating party shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the failure to consummate the transactions contemplated hereby by such date; and provided further that the failure of either party to terminate this Agreement following such date shall in no way constitute a waiver of the termination right set forth in this Section 10.1(c);

(d)           by Purchaser if (i) the representations and warranties of the Seller contained in this Agreement shall not be true and correct, or (ii) the Seller shall have failed to perform any obligation or to comply with any agreement or covenant of the Seller to be performed or complied with by it under this Agreement, in each case such that the conditions set forth in Sections 6.2(a) or 6.2(b) would not be satisfied, and, in the case of clause (i), such untruth or incorrectness cannot be or has not been cured within thirty (30) days after the giving of written notice to the Seller, and, in the case of clause (ii), such failure cannot be or has not been cured within thirty (30) days after the giving of written notice to the Seller; or

(e)           by the Seller if (i) the representations and warranties of Purchaser contained in this Agreement shall not be true and correct, or (ii) Purchaser shall have failed to perform any obligation or to comply with any agreement or covenant of Purchaser to be performed or complied with by it under this Agreement, in each case such that the conditions set forth in Sections 6.3(a) or 6.3(b) would not be satisfied, and, in the case of clause (i), such untruth or incorrectness cannot be or has not been cured within thirty (30) days after the giving of written notice to Purchaser, and, in the case of clause (ii), such failure cannot be or has not been cured within thirty (30) days after the giving of written notice to Purchaser.

10.2           Effect of Termination. If this Agreement is terminated pursuant to Section 10.1, all obligations of the Parties hereunder shall terminate, except for the obligations set forth in Sections 5.5(b) (Access; Confidentiality), 5.6 (Publicity) and 5.8 (Expenses) and Article XI, which shall survive the termination of this Agreement, and except that no such termination shall relieve any party from liability for any prior material breach of this Agreement.

ARTICLE XI

Miscellaneous

11.1           Notices. Any notice or demand desired or required to be given hereunder shall be in writing and deemed given when personally delivered, sent by telecopier (with confirmed evidence of delivery), overnight courier or deposited in the mail, postage prepaid, sent certified or registered, return receipt requested, and addressed as set forth below or to such other address as any party shall have previously designated by such a notice. Any notice so delivered personally or by telecopy shall be deemed to be received on the date of delivery or transmission by telecopier; any notice so sent by overnight courier shall be deemed to be received one (1) Business Day after the date sent; and any notice so mailed shall be deemed to be received on the date shown on the receipt. Rejection or other refusal to accept or inability to deliver because of a change of address of which no notice was given shall be deemed to be receipt of the notice.

If to the Seller:

Brown-Forman Corporation
850 Dixie Highway
Louisville, Kentucky 40210
Attention: General Counsel
Email: matt_hamel@b-f.com

with a copy to:

Pillsbury Winthrop Shaw Pittman LLP
50 Fremont Street
San Francisco, California 94105
Attention: Patrick J. Devine, Esq.
Fax: (415) 983-1200

If to Purchaser:

Viña Concha y Toro S.A.
Avenida Nueva Tajamar N°481, North Tower, 15th Floor
Las Condes, Santiago, Chile
Attention: General Counsel
Fax: (562) 203-6740
Email: eortuzar@conchaytoro.cl

with a copy to:

Baker & McKenzie LLP
660 Hansen Way
Palo Alto, California 94304-1044, USA
Attention: Matthew R. Gemello
Fax: (650) 856-9299
Email: Matthew.Gemello@bakermckenzie.com

11.2           Disclosure Schedules. Neither the specification of any dollar amount or any item or matter in any provision of this Agreement nor the inclusion of any specific item or matter in any Disclosure Schedule hereto is intended to imply that such amount, or higher or lower amounts, or the item or matter so specified or included, or other items or matters, are or are not material, and no party shall use the fact of the specification of any such amount or the specification or inclusion of any such item or matter in any dispute or controversy between the parties as to whether any item or matter is or is not material for purposes of this Agreement. Neither the specification of any item or matter in any provision of this Agreement nor the inclusion of any specific item or matter in any Disclosure Schedule hereto is intended to imply that such item or matter, or other items or matters, are or are not in the ordinary course of business, and no party shall use the fact of the specification or the inclusion of any such item or matter in any dispute or controversy between the parties as to whether any item or matter is or is not in the ordinary course of business for purposes of this Agreement.

11.3           Disclaimer of Warranties. Neither the Seller nor any of its Affiliates make any representations or warranties with respect to any projections, forecasts or forward-looking statements made available to Purchaser or its Representatives. There is no assurance that any projected or forecasted results will be achieved. Purchaser acknowledges and agrees that it is not relying on any representations or warranties, except for the representations and warranties contained in Article III hereof, the Disclosure Schedules and the certificate delivered by the Seller pursuant to Section 7.2(a)(ii). Purchaser acknowledges and agrees that, except as specifically and expressly set forth in Article III hereof and the Disclosure Schedules or the certificate delivered by the Seller pursuant to Section 7.2(a)(ii), neither the Seller, its Affiliates, any of their respective Representatives nor any other Person has made any representation or warranty, express or implied, as to the accuracy or completeness of any memoranda, presentations, charts, summaries, schedules or other information heretofore made available by the Seller, its Affiliates or their respective Representatives to Purchaser, any of its Affiliates or their Representatives or any information that is not included in this Agreement or the Disclosure Schedules hereto, and neither the Seller, any of its Affiliates, any of its respective Representatives nor any other Person will have or be subject to any liability to Purchaser, any of its Affiliates or their Representatives resulting from the distribution of any such information to, or the use of any such information by, Purchaser, any of its Affiliates or any of their Representatives.

11.4           Assignment. No party hereto may assign its rights or obligations hereunder without the other party’s prior written consent. Subject to the foregoing, this Agreement benefits and binds the Seller and Purchaser and their respective heirs, personal representatives, successors and assigns.

11.5           Entire Agreement. This Agreement, the Disclosure Schedules and Exhibits and Annexes attached hereto, any agreements between Purchaser and the Seller entered into on the date hereof and the Confidentiality Agreement constitute the entire agreement between the Seller and Purchaser and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof. This Agreement shall not confer any rights or remedies upon any Person other than the parties hereto and their respective successors and permitted assigns and, to the extent specified herein, their respective Affiliates, and no person shall be deemed a third party beneficiary hereunder; provided, however, that the Lenders shall be third party beneficiaries as to the provisions set forth in Section 11.7.

11.6           Remedies Cumulative; Specific Performance.

(a)           Except as otherwise provided herein, no remedy made available by any of the provisions of this Agreement is intended to be exclusive of any other remedy, and each and every remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing at law or in equity.

(b)           The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the parties hereto in accordance with their specific terms or were otherwise breached. Further, the parties hereto agree and acknowledge that money damages, even if available, would not be an adequate remedy for any such non-performance or breach. It is accordingly agreed that the Seller, on the one hand, and Purchaser, on the other hand, shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement by the other and to enforce specifically the terms and provisions of this Agreement (including causing Purchaser to use commercially reasonable efforts to enforce its rights under the Debt Commitment Letter). Each of the parties hereto hereby waives (i) any defenses in any action for specific performance, including the defense that a remedy at law would be adequate, and (ii) any requirement under any law to post a bond or other security as a prerequisite to obtaining equitable relief. If any party brings any action or other proceeding to enforce specifically the performance of the terms and provisions hereof by any other party, the Outside Date shall automatically be extended by such time period established by the relevant court of competent jurisdiction presiding over such action or proceeding. The rights to specific performance and injunction contained herein shall be in addition to any other remedy at law or equity permitted hereunder. Without limiting the generality of the foregoing, in the event that the Lender or Lenders initiate litigation against Purchaser or any of its Affiliates with respect to the Debt Financing, or advise Purchaser or any of its Affiliates in writing that they intend not to proceed with the Debt Financing in violation of the terms of a Debt Commitment Letter, unless Purchaser has arranged Alternative Financing pursuant to Section 5.11(c), Purchaser will use commercially reasonable efforts to take enforcement action, including seeking specific performance, to cause such Lender or Lenders to provide such Debt Financing.

11.7           Governing Law and Venue.

(a)           This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to principles of conflicts of law. Except as provided in the last sentence of this Section 11.7(a), each party hereto agrees that it shall bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contained in or contemplated by this Agreement exclusively in the Court of Chancery of the State of Delaware, or to the extent such Court does not have subject matter jurisdiction, the Superior Court of the State of Delaware (the “Chosen Courts”), and each party, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party hereto and (iv) agrees that service of process upon such party in any such action or Proceeding shall be effective if notice is given in accordance with Section 11.1 of this Agreement. Notwithstanding anything herein to the contrary, each of the parties hereto further agrees that, unless the Lenders agree to a different forum, it will not bring or support any Proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any of the Lenders in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law, exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof).

(b)           EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT (INCLUDING ANY LITIGATION INVOLVING ANY OF THE LENDERS). EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.7.

11.8           Waivers; Amendment. No waiver by any party of any provision hereof shall be deemed a waiver of any other provision hereof or of any subsequent breach by any party of the same or any other provision. This Agreement may be amended only by a writing executed by each of the Parties hereto.

11.9           Captions. The captions and Article and Section numbers appearing in this Agreement are inserted only as a matter of convenience and in no way define, limit, construe or describe the scope or intent of such Articles or Sections of this Agreement nor in any way affect this Agreement.

11.10           Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

11.11           Interpretation. The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section, Disclosure Schedule, Annex or Exhibit, such reference shall be to a Section of or Disclosure Schedule, Annex or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The parties have participated jointly in negotiating and drafting this Agreement. In the event an ambiguity or a question of intent arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

11.12           Time of Essence. With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

11.13           Counterparts. This Agreement may be executed simultaneously in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. The delivery of signed counterparts by facsimile or email transmission that includes a copy of the sending party’s signature is as effective as signing and delivering the counterpart in person.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

VIÑA CONCHA Y TORO S.A.		BROWN-FORMAN CORPORATION

By:	/s/ Eduardo Guilisasti	By:	/s/ Jill Jones
Name:	Eduardo Guilisasti	Name:	Jill Jones
Title:	Chief Executive Officer	Title:	Senior Vice President, Managing Director, Global Production

By:	/s/ Osvaldo Solar
Name:	Osvaldo Solar
Title:	Chief Financial Officer